SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2010
Commission File Number	000-13727
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial year ended December 31, 2009, together with the report of the auditors thereon.
2	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2009.

This report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statements on Form F-10 (No. 333-156707 and No. 333-164752) and on Form S-8 (No. 333-149580) that have been filed with the Securities and Exchange Commission.

Document 1

Consolidated Financial Statements
for the Year Ended December 31, 2009

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the accompanying consolidated balance sheets of Pan American Silver Corp. and subsidiaries (the Company) as at December 31, 2009 and 2008 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Vancouver, Canada
March 22, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2(c) to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 22, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Vancouver, Canada
March 22, 2010

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Aquiline Resources Inc., which was acquired on December 7, 2009. Aquiline Resources Inc. constitute 40% and 44% of net and total assets, respectively, 0% of revenues, and 0% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at Aquiline Resources Inc.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 22, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants
Vancouver, Canada
March 22, 2010

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31, 2009
(In thousands of U.S. dollars)

	2009	2008
Assets
Current
Cash	$100,474	$26,789
Short-term investments (Note 6)	92,623	3,350
Accounts receivable (Note 5)	66,059	37,587
Income taxes receivable	12,132	13,480
Inventories (Note 7)	93,446	72,650
Unrealized gain on commodity contracts	160	10,829
Future income taxes (Note 18)	4,993	5,602
Prepaid expenses and other current assets	2,568	4,076
Total Current Assets	372,455	174,363

Mineral property, plant and equipment, net (Note 8)	1,457,724	697,061
Other assets (Note 9)	18,430	1,959
Total Assets	$1,848,609	$873,383

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$96,159	$58,287
Income taxes payable	4,021	6,727
Unrealized loss on foreign currency contracts	-	14,267
Total Current Liabilities	100,180	79,281

Provision for asset retirement obligation and reclamation (Note 11)	62,775	57,323
Future income taxes (Note 18)	305,820	45,392
Convertible debenture (Note 3)	20,788	-
Total Liabilities	489,563	181,996

Non-controlling Interests	15,256	5,746

Shareholders’ Equity (Note 13)
Share capital (authorized: 200,000,000 common shares of no par value)	1,206,647	655,517
Contributed surplus	47,293	4,122

Accumulated other comprehensive income (loss) (Note 12)	1,618	(232)
Retained earnings	88,232	26,234
Retained earnings and accumulated other comprehensive income	89,850	26,002
Total Shareholders’ Equity	1,343,790	685,641
Total Liabilities, Non-Controlling Interests and Shareholders’ Equity	$1,848,609	$873,383

Commitments and Contingencies (Note 17)
Subsequent Events (Note 21)

APPROVED BY THE BOARD

“signed”	Ross J. Beaty, Director	“signed”	Geoff A. Burns, Director
See accompanying notes to consolidated financial statements

1

Pan American Silver Corp.
Consolidated Statements of Operations
For the years ended December 31, 2009, 2008 and 2007
(in thousands of US Dollars, except for per share amounts)

	2009	2008	2007
Sales	$454,812	$338,600	$301,064
Cost of sales	245,637	199,032	167,797
Depreciation and amortization	83,169	46,349	28,992
Mine operating earnings	126,006	93,219	104,275

General and administrative	12,769	10,435	9,522
Exploration and project development	9,934	5,494	3,362
Accretion of asset retirement obligation	2,998	2,687	2,860
Doubtful accounts provision (Note 5)	4,375	-	-
Write-down of mining assets (Note 8)	-	15,117	-
Operating earnings	95,930	59,486	88,531
Interest and financing expenses	(4,292)	(951)	(660)
Investment and other (expenses) income, net	(1,467)	(1,970)	5,001
Foreign exchange (losses) gains	(1,018)	(6,147)	928
Net gains (losses) on commodity and foreign currency contracts	1,918	(1,619)	5,345
Net (losses) gains on sale of assets	(220)	998	12,425
Income before taxes and non-controlling interest	90,851	49,797	111,570
Non-controlling interests	(1,097)	(765)	(3,105)
Income tax provision (Note 18)	(27,756)	(24,430)	(19,605)
Net income for the year	$61,998	$24,602	$88,860

Earnings per share (Note 14)

Basic income per share	$0.71	$0.31	$1.16
Diluted income per share	$0.71	$0.30	$1.12

Weighted average shares outstanding (in thousands):
Basic	87,578	80,236	76,453
Diluted	87,751	80,773	79,174

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2009, 2008 and 2007
(in thousands of US dollars)

	2009	2008	2007
Net income	$61,998	$24,602	$88,860
Other comprehensive income
Unrealized gains (losses) on available for sale securities	17,079	9,913	(8,803)
Unrealized gain reversed upon disposal of shares in acquisition of mineral interests	(8,710)	-	-
Reclassification adjustment for gains included in income	(6,519)	(1,495)	-
Comprehensive income	$63,848	$33,020	$80,057

See accompanying notes to the consolidated financial statements.

2

Pan American Silver Corp.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2009, 2008, and 2007
(in thousands of US dollars, except for numbers of shares)

	Common Shares
	Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings/ (Deficit)	Total
Balance, December 31, 2006	76,195,426	$584,769	$14,485	$-	$(87,228)	$512,026
Issued on the exercise of stock options	403,297	6,332	(1,502)	-	-	4,830
Issued on the exercise of share purchase warrants	30,105	406	(70)	-	-	336
Issued as compensation	33,823	895	-	-	-	895
Stock-based compensation on options granted	-	-	1,320	-	-	1,320
Cumulative impact of accounting changes relating to short term investments	-	-	-	153	-	153
Other comprehensive loss	-	-	-	(8,803)	-	(8,803)
Net income	-	-	-	-	88,860	88,860
Balance, December 31, 2007	76,662,651	$592,402	$14,233	$(8,650)	$1,632	$599,617
Issued on the exercise of stock options	129,371	3,310	(651)	-	-	2,659
Issued on the exercise of share purchase warrants	3,969,016	58,928	(10,744)	-	-	48,184
Issued as compensation	25,069	877	-	-	-	877
Stock-based compensation on options granted	-	-	1,284	-	-	1,284
Other comprehensive income	-	-	-	8,418	-	8,418
Net income	-	-	-	-	24,602	24,602
Balance, December 31, 2008	80,786,107	$655,517	$4,122	$(232)	$26,234	$685,641
Issued on the exercise of stock options	32,000	515	(139)	-	-	376
Issued on public offering	6,371,000	97,941	-	-	-	97,941
Issued as compensation	44,626	624	-	-	-	624
Issued to acquire mineral interests	17,891,447	452,111	41,971	-	-	494,082
Stock-based compensation on options granted	-	-	1,339	-	-	1,339
Shares cancelled	(8,060)	(61)	-	-	-	(61)
Other comprehensive income	-	-	-	1,850	-	1,850
Net income	-	-	-	-	61,998	61,998
Balance, December 31, 2009	105,117,120	$1,206,647	$47,293	$1,618	$88,232	$1,343,790

See accompanying notes to consolidated financial statements

3

Pan American Silver Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	2009	2008	2007
Operating activities
Net income for the year	$61,998	$24,602	$88,860
Reclamation expenditures	(992)	(167)	(767)
Items not affecting cash:
Depreciation and amortization	83,169	46,349	28,992
Write-down of mining assets	-	15,117	-
Accretion of asset retirement obligation	2,998	2,687	2,860
Net losses (gains) on sale of assets	220	(998)	(12,425)
Future income taxes	2,113	3,210	(1,448)
Unrealized losses (gains) on foreign exchange	1,478	(2,769)	-
Non-controlling interests	1,097	765	3,105
Present value charge on long term receivable (Note 9)	2,770	-	-
Doubtful accounts provision (Note 5)	4,375	-	-
Gain on disposal of securities in acquisition of subsidiary (Note 3)	(6,353)	-	-
Net change in unrealized (gains) losses on commodity and foreign currency contracts	(3,597)	8,913	(5,290)
Stock-based compensation	2,382	2,223	2,052
Changes in non-cash operating working capital (Note 15)	(35,690)	(6,947)	(38,578)
Cash generated by operating activities	115,968	92,985	67,361

Investing activities
Mining property, plant and equipment expenditures (net of related accruals)	(52,751)	(243,800)	(117,170)
Acquisition of net assets of subsidiary, (net of $4.3 million cash acquired) (Note 3)	942	-	(6,245)
Net (purchase of) proceeds from sale of short-term investments	(80,136)	62,779	24,931
Proceeds from sale of assets	208	12,199	10,267
Other assets expenditures (Note 9)	(14,605)	-	(11,272)
Cash used in investing activities	(146,342)	(168,822)	(99,489)

Financing activities
Proceeds from issuance of common shares	103,909	50,843	5,164
Share issue costs	(5,592)	-	-
Dividends paid by subsidiaries to non controlling-interests	-	(2,626)	(2,347)
Non-controlling interests contributions received / receipts of debt	5,742	2,494	879
Cash generated by financing activities	104,059	50,711	3,696

Increase (decrease) in cash during the period	73,685	(25,126)	(28,432)
Cash, beginning of period	26,789	51,915	80,347
Cash, end of period	$100,474	$26,789	$51,915

Supplemental Cash Flow Information
Interest paid	$-	$-	$-
Taxes paid	21,655	27,577	44,376
Significant Non-Cash Items
Debenture and equity issued to acquire mineral interest (Note 3)	$514,870	$-	$-
Stock compensation issued to employees and directors	$1,963	$2,161	$2,215

4

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia.  The Company has current project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a.	Basis of Presentation

The Company’s consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries.  The United States dollar is the principal currency of measure in all the Company’s operations.  The Company prepares and files its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).  Significant differences from United States generally accepted accounting principles are discussed in Note 20.

b.	Principles of Consolidation

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned
Pan American Silver S.A. Mina Quiruvilca	Peru	100%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Triton S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.(1)	Argentina	93%	Consolidated	Navidad Project

(1)   Subsequent to year end, the Company acquired the remaining 7%, as discussed in Note 21.

Inter-company balances and transactions have been eliminated on consolidation.

c.	Significant Changes in Accounting Policy

On January 1, 2009, the Company adopted one new Section of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook and continues to evaluate the adoption of three other new Handbook Sections: Section 3064, “Goodwill and Intangible Assets” was adopted; Section 1582, “Business Combinations”, Section 1601, “Consolidated  Financial Statements”, and Section 1602, “Non-controlling Interests” continue to be evaluated.  In addition, two new Emerging Issues Committee (“EIC”) Abstracts, EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities and EIC 174, Mining Exploration Costs, were adopted in the first quarter.

Goodwill and Intangible Assets: The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset and, as a result, start-up costs must be expensed as incurred. The Company adopted this standard beginning January 1, 2009 and a retrospective review of the impact was deemed immaterial and thus the Company’s consolidated financial position or results of operations of prior periods were not restated.

5

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities: In January, 2009, the EIC of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC should be applied retrospectively without restatement of prior years to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. This EIC, which was effective for the Company on January 1, 2009, had no impact on the Company’s financial position or results of operations because the aforementioned credit risks had been incorporated into the Company’s valuation methodology before the EIC was issued.

Mining Exploration Costs: In March, 2009, the EIC also issued EIC Abstract 174, Mining Exploration Costs, which provides additional guidance for treatment of exploration costs and timing of impairment tests on those exploration costs that have been capitalized. This EIC should be applied to financial statements issued after March 27, 2009 on a prospective basis without restatement of prior years’ financial statements. This EIC had no impact on the Company’s financial position or results of operations because the aforementioned guidelines are in line with the Company’s accounting policy for mineral exploration costs as well as asset impairment testing.

Business Combinations: In December 2008, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted.  The Company did not adopt these new standards but continues to evaluate the attributes of early adoption of these standards and their potential effects.

Financial Instruments: Additionally, in 2009 the Accounting Standards Board (“AcSB”) also amended the Handbook Section 3862, “Financial Instruments – Disclosures”, to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses in measuring the fair values of its financial instruments. The new requirements are effective for annual financial statements for fiscal years ending after September 30, 2009, and accordingly, such disclosure has been adopted by the Company in Note 5 to these financial statements.

Multiple Deliverable Revenue Arrangements: Lastly, in December, 2009, the EIC issued EIC Abstract 175, “Multiple Deliverable Revenue Arrangements”.  This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement consideration should be measured and allocated to the separate units of accounting.  This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011.  Early adoption is permitted.  The Company did not early adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s financial position or results of operations.

d.	Use of Estimates

The preparation of financial statements in accordance with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the

6

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  The most significant estimates are: quantities of proven and probable silver reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; amounts of contingencies; and the fair value of acquired assets and liabilities including pre-acquisition contingencies.  Significant items that require estimates as the basis for determining the stated amounts include inventories, trade accounts receivable, mineral property plant and equipment, investments in non-producing properties, revenue recognition, stock based compensation, unrealized gains and losses on commodity and foreign currency contracts, fair value of assets and liabilities acquired in a business combination, and income taxes.

e.	Revenue Recognition

Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract, which is persuasive evidence that an arrangement exists.  Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded in final settlement.  Royalties and refining and treatment charges are netted against revenue for sales of metal concentrate.

f.	Financial Instruments

The Company applies as prescribed Section 3855, “Financial Instruments – Recognition and Measurement”.  CICA Standard 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives.  Under CICA 3855, all financial assets must be classified as either held-for-trading, available-for-sale, held-to-maturity investments or loans and receivables.  All financial liabilities must be classified as held-for-trading or other financial liabilities.  All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are initially measured at fair value, except for held-to-maturity investments, loans and receivables, and other financial liabilities, which are measured at amortized cost.  Subsequent measurements and recognition of changes in fair value depend on the instrument’s initial classification.  Held-for-trading financial instruments are measured at fair value, and all gains and losses are included in net income (loss) in the period in which they arise.  Available- for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost.  Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the balance sheet.  Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment.  Realized gains and losses on the disposal of available-for-sale securities are recognized in investment and other income.  Also, transaction costs related to all financial assets and liabilities are recorded in the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income (loss).

7

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

CICA Section 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities.  Certain derivatives embedded in non-derivative contracts must also be measured at fair value.  Any changes in the fair value of recognized derivatives are included in net income (loss) for the period in which they arise, unless specific hedge accounting criteria are met, as defined in CICA Section 3865.  The same accounting treatment applied to these non-financial derivative contracts prior to the adoption of CICA Section 3855.  Fair values for the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.

The Company has made the following classifications:

-
Short-term and other investments including debt and equity securities are classified as “Available for sale securities”.  Changes in the market value of the securities are recorded as other comprehensive income.

-
Accounts receivable and long term receivables are classified as “Loans and Receivables”.  They are recorded upon their initial measurement at fair value, which is equal to their cost.  At December 31, 2009, the recorded amount approximates fair value.

-
Accounts payable and accrued liabilities are classified as “Other financial liabilities”.  They are initially measured at their fair value.  At December 31, 2009, the recorded amount approximates fair value.

-
Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are included in the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest method.

g.	Derivatives and Trading Activities

The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.  Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures.  Changes in the fair value of derivative instruments are reported in income or accumulated other comprehensive income (“AOCI”), depending on the use of the derivative and whether it qualifies for hedge accounting treatment under the provisions of CICA 3865, “Hedges”.  Unrealized gains and losses on derivative instruments qualifying as cash flow hedges are recorded in AOCI to the extent the hedges are effective, until the underlying transactions are recognized in the Consolidated Statement of Operations.  To the extent effective, unrealized gains and losses on the derivative and non-derivative instruments used as hedges of the Company’s net investment in foreign operations are recorded in AOCI.  The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.  At December 31, 2009 the Company had no derivative positions or net investments in foreign operations to which it was applying hedge accounting.  All derivative instruments are recorded on the balance sheet at fair value.

Unrealized gains and losses on derivative instruments designated as fair value hedging instruments, as well as offsetting unrealized gains and losses on the hedged items, are recognized in the Consolidated Statement of Operations in the same accounting period.  Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked to market at the end of each accounting period with the results included in gain or loss on commodity and foreign currency contracts in the Consolidated Statement of Operations.

Derivatives may be embedded in other financial instruments (host instruments). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held for trading. These embedded

8

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

derivatives are measured at fair value on the balance sheet with subsequent changes in fair value recognized in income. The Company selected January 1, 2003 as its transition date for embedded derivatives. The Company has not identified any embedded derivatives that are required to be accounted for separately from the host contract.

h.	Cash

Cash includes cash in banks, held primarily in U.S. dollars (“USD”) and considered “held-for-trading” and therefore is stated at fair value.

i.	Short-term Investments

Short-term investments are classified as “available for sale”, and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities.  The debt securities include corporate bonds with Standard & Poor’s rating of A- to AAA with an overall average of single A high.  These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost.  Subsequent measurements and changes in the market value of these debt and equity securities are recorded as changes in other comprehensive income.  Investments are assessed quarterly for potential impairment.

j.	Inventories

Inventories include concentrate ore, doré, ore in stockpiles, processed silver, and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or net realizable value, with cost being determined using the weighted average cost method. Supplies inventories are valued at the lower of average cost and net realizable value, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and are also valued at lower of cost or net realizable value.  At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.

k.	Mineral Property, Plant, and Equipment

Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized. Maintenance, repairs and renewals are charged to operations.  Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.  Mineral property costs are depreciated using the units-of-production method based upon estimated total proven and probable reserves and a portion of resources. Depreciation of plant and equipment is calculated on a straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such assets or the useful life of the individual assets ranging from three to twenty years and the life of the mineral property to which it relates.

l.	Operational Mining Properties and Mine Development

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

9

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These costs are amortized using the units-of-production method over the life of the mine, commencing on the date of commercial service.

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where we have paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If we ultimately make recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

m.	Asset Impairment

Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment and non-producing property. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

n.	Reclamation and Remediation Costs

Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs is discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation.

10

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

o.         Foreign Currency Translation

The Company’s functional currency and that of its subsidiaries is the U.S. dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates.  Carrying values of foreign currency monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date.  Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.

The accounts of subsidiaries, which are considered to be integrated operations, are translated into U.S. dollars using the temporal method.  Under this method, monetary assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.

p.         Stock-based Compensation Plans

The Company provides stock grants or options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, with vesting periods determined at their sole discretion and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section (3870), “Stock-based Compensation and Other Stock-based Payments”.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model or by using the market price of the Company’s stock.

q.          Income Taxes

The Company computes income taxes in accordance with CICA Handbook Section (3465), “Income Taxes”, which requires an asset and liability approach. This results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using substantively enacted tax rates in effect in the years in which the differences are expected to reverse. The Company records a valuation allowance against a portion of those future income tax assets except to the extent that management believes they will more likely than not be realized.  On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.

r.          Earnings (loss) Per Share

Basic earnings (loss) per share calculations are based on the net income (loss) for the period divided by the weighted average number of common shares issued and outstanding during the period.

11

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

The diluted earnings / (loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period, but only if dilutive.

For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), from the beginning of the period (or at the time of issuance, if later).

s.          Recently Released Canadian Accounting Standards

No recently released Canadian accounting standards have been issued that are not yet effective that would have a significant impact on the Company, other than the following.

The CICA has announced that Canadian GAAP for publicly accountable enterprise companies will be replaced with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for fiscal years beginning on or after January 1, 2011. The Company will begin reporting the consolidated financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ending December 31, 2010, and restatement of the opening balance sheet as at January 1, 2010.

3.	Acquisitions of Mineral Interests

Aquiline Resource Inc. (Navidad Project, Chubut, Argentina)

During December 2009, Pan American completed the acquisition of a 93% interest in Aquiline Resources Inc. (“Aquiline”), a Canadian publicly traded company that controls the Navidad Project in Chubut, Argentina, a silver development project, as well as several other early stage development projects in Argentina and Peru. The acquisition was made on the basis of issuing 0.2495 of a Pan American common share, plus 0.1 of a Five Year Pan American Warrant (“Consideration Warrant”) for each Aquiline Share tendered. Each whole Consideration Warrant will entitle the holder to acquire one Pan American common share at a price of $35.00 per Pan American common share for a period of five years after the date on which Pan American first paid for Aquiline Shares tendered, December 7, 2009. The 93% interest acquired includes approximately 2% of issued and outstanding Aquiline shares that the Company held prior to the share offer being made.  The acquisition was completed in two significant steps.  On December 7, 2009 the Company completed the acquisition of 84.5% of the outstanding shares of Aquiline and extended the offer to December 22, 2009 at which time the Company had taken up 93% of the outstanding shares of Aquiline.  The acquisition of Aquiline was accounted for as an asset acquisition.

The purchase price of the transaction totaled $543.6 million, comprised of approximately 17.9 million Pan American common shares, 7.2 million Consideration Warrants, 0.5 million Replacement Warrants, 0.5 million Replacement Options, 1.7 million common shares and 1.5 million warrants of Aquiline, respectively, held by Pan American prior to the offer and considered disposed of into the transaction, a replacement convertible debenture as discussed below and transaction costs of $10.9 million.

12

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Pan American exchanged and replaced all outstanding options, warrants and the convertible debenture at an exchange ratio of 0.2495 and at strike prices equivalent to the original strike prices divided by 0.2495.  The convertible debenture allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract related to certain production from the Navidad project.

Pan American share values utilized for valuing the consideration of shares issued were closing prices on the actual dates of the Pan American shares being issued, with a range of prices used from $23.54 to $25.40.

Consideration warrants were valued using observable market pricing with a range of prices from $4.50 to $5.58 assigned to the consideration warrants issued on various dates.

Replacement warrants and options were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0%
Expected volatility	52% - 63%
Risk free interest rate	1.5%
Expected life	0 – 2 years

Warrants owned by Pan American prior to the offer and considered disposed into the transaction were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0%
Expected volatility	50%
Risk free interest rate	1.3%
Expected life	1.9 years

The Company concluded that the most appropriate guidance regarding treatment of the Replacement Convertible Debenture is provided under Canadian GAAP by making reference to the principles in EIC 70 – “Presentation of a Financial Instrument Labeled as a Share when a Future Event or Circumstance may affect the Issuer’s Obligations”.  In consideration of EIC-70 and the economic substance of the contract, it was concluded that a liability presentation is the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition.  Upon analysis of the relative fair values of the conversion options there was an extremely high probability that the holder of the option would convert to the Silver Stream (the fair value of the Silver Stream option was significantly higher than that of the equity option which was deeply “out-of-the-money”).  The Silver Stream option if exercised will unavoidably obligate the Company to sell a specified amount of output, if output is achieved, from a mining operation built on specific mining areas of the Navidad project.

The purchase price allocation was calculated as follows:

Fair value of Pan American shares issued	$452,111
Fair value of Pan American consideration warrants issued	32,839
Fair value of Pan American replacement warrants issued	8,106
Fair value of Pan American replacement options issued	1,027
Fair value of Aquiline units tendered into the transaction	17,771
Fair value of replacement debenture issued	20,788
Transaction costs	10,923
Purchase Consideration	$543,565

13

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

The purchase price allocation is as follows:
Net working capital acquired (including cash of $4.3 million)	(4,299)
Mineral property, plant and equipment	813,023
Asset retirement obligation	(1,235)
Future income tax liability	(256,211)
Non-controlling interest	(7,713)
$543,565

Subsequent to December 31, 2009 and as described in Note 21, the Company acquired the balance of outstanding shares of Aquiline through a Compulsory Acquisition, bringing the Company’s ownership interest to 100% as of January 22, 2010.

Joint Venture with Orko Silver Inc. (La Preciosa Project, Durango, Mexico)

On April 13, 2009, Pan American and Orko Silver Corp. (‘‘Orko’’) entered into an agreement (the ‘‘Joint Venture Letter Agreement’’), pursuant to which Pan American and Orko agreed to form a joint venture (the ‘‘Joint Venture’’) to develop the La Preciosa silver project located in the State of Durango, Mexico (the ‘‘La Preciosa Project’’). Under the terms of the Joint Venture Letter Agreement, in order to retain its 55% interest in the Joint Venture: (a) the Company must, in addition to contributing its mine development expertise, spend a minimum of $5 million in the first 12 months from the date of the Joint Venture Letter Agreement and conduct resource definition drilling, acquire necessary surface rights, obtain permits, and prepare a feasibility study over the following 24 month period; and (b) following a positive construction decision, the Company must contribute 100% of the funds necessary for practical completion of an operating mine.  In exchange for its 45% interest in the Joint Venture, Orko agreed to contribute its exploration expertise and the La Preciosa Project and related concessions.

The Company has assessed the operating company of the La Preciosa project to be a variable interest entity as contemplated under AcG-15 and as such it is consolidated in the financial statements of the Company.  Until such time as an economic analysis is completed and proven and probable reserves are established, costs incurred through the joint venture company will be expensed and no value has been attributed to the property contributed by the joint venture party. For the twelve months ended December 31, 2009, the exploration expense recognized arising from the Orko joint venture is $4.0 million.

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and provide returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus retained earnings, less accumulated other comprehensive income (loss).  The Company has entered into a $70 million credit facility which has not been drawn.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2008.

5.	Financial Instruments

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk.  The

14

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.

The Company derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, Company policy is not to hedge the price of silver.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At December 31, 2009, the Company had no contracts in place for sales of future production.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meets its contractual obligations, and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. At December 31, 2009 the Company had receivable balances associated with buyers of our concentrates of $54.0 million (2008 - $11.8 million).  The vast majority of our concentrate is sold to three well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado and Manantial Espejo is refined under long term agreements with fixed refining terms at five separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At December 31, 2009 the Company had approximately $15.1 million (2008 - $6.0 million) of value contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management, and monitoring.  The Company expects to receive settlements totaling $0.2 million during 2010, which are subject to the described credit risk of large financial institutions.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

15

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

As at December 31, 2009, Doe Run Peru (“DRP”), one of the buyers of concentrates from the Company’s Peruvian operations, owed to the Company approximately $8.8 million for deliveries of concentrates that occurred in early 2009. The Company established a doubtful  accounts receivable provision of $4.4 million of the amount receivable in Q2 2009 and, in addition, reclassified the remaining receivable balance of $4.4 million from current assets into long term assets on its consolidated balance sheet. This reclassification reflects the Company’s current expectation that the remaining receivable balance of $4.4 million owed by DRP may not be recovered within the next twelve months, and in recognition of that expectation, the Company recorded an additional charge of $0.6 million in Q2 2009 related to the negative present value impact of the expected delay in the recovery of the DRP receivable.  The Company believes that the circumstances surrounding DRP do not warrant any further changes to the accounting treatment established in Q2 and the Company remains optimistic that the La Oroya smelter will resume operations in the first half of 2010.  No interest income has been accrued.  Other than this receivable with DRP, at December 31, 2009 and December 31, 2008, the Company had no material past due trade receivables.  With the DRP receivable presented in long term other assets, the accounts receivable on the Consolidated Balance Sheets is presented with $ NIL provision for doubtful accounts (2008 - $ NIL).

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Foreign Exchange Rate Risk

The Company reports its financial statements in US dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending.  At December 31, 2009, the Company had no forward contracts to purchase foreign currencies.  A 10% increase or decrease in the exchange rate of the currencies in the countries that the Company operates relative to the USD would have the effect of a $15.6 million increase or decrease to operating costs on the Company’s 2009 statement of operations.  The Company’s net income is also affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date.  The Company has reviewed its monetary assets and monetary liabilities and estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2009 non-USD net monetary liabilities were denominated would result in a net income change of $28.8 million.  The most significant monetary item affected by such movements in foreign currencies is the future income tax liability arising from the Aquiline acquisition with a December 31, 2009 balance of $255.6 million.  This liability reflects the difference between the tax values and the accounting book values of the assets purchased.  As this balance is deemed to be denominated primarily in Argentine pesos, the Company will be required to adjust this liability for any movements in the exchange rate of that currency against the USD. At December 31, 2009 the Company was also holding $43.3 million in CAD in cash and short term investments.

16

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, and its committed loan facilities.

The Company’s commitments have contractual maturities which are summarized below:

PAYMENTS DUE BY PERIOD
		Less than	1 – 3	4 – 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$669	$620	$49	-	-
Current Liabilities	97,446	97,446	-	-	-
Contribution Plan (1)	8,205	2,735	5,470	-	-
Total contractual obligations(2)	$106,320	$100,801	$5,519	-	-

(1)
In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 13. Contract commitments for the plan, payable in CAD, represent minimum payments expected to be paid out, presented above in USD at the year-end rate.

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation (Note 11).

Fair Value of Financial Instruments

The carrying value of cash is at fair value, while accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity and terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

In 2009 the Accounting Standards Board (“AcSB”) amended the Handbook Section 3862, “Financial Instruments – Disclosures”, to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses in measuring the fair values of its financial instruments.  This amendment substantially aligns Canadian GAAP with US GAAP and as such, the Company’s reporting for this amendment is in line with information previously presented in the reconciliation from Canadian GAAP to US GAAP.

The guidance requires that additional disclosure on determining fair value is provided when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate when a transaction is not orderly. Also, for investments in debt and equity securities the Company is required to: (i) clarify the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired, (ii) provide guidance on the amount of an other-than-temporary impairment recognized for a debt security in earnings and other comprehensive income and (iii) expand the disclosures required for other-than-temporary impairments for debt and equity securities. See tables below for the required disclosure.

17

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

This update provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The updated guidance is effective for periods ending after September 30, 2009.

The updated guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below:

Level 1     Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2     Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3      Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2009
(in thousands of US dollars)	Total	Level 1	Level 2	Level 3
Assets:
Cash	$100,474	$100,474	$-	$-
Short-term investments	92,623	92,623	-	-
Investments	1,553	1,553	-	-
Unrealized gain on commodity and foreign currency contracts	160	-	160	-
Trade receivable from provisional concentrate sales, net	53,963	-	53,963	-
	$248,773	$194,650	$54,123	$-

The Company’s cash is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities and U.S. Treasury securities.

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using quoted market prices in active markets and as such are classified as Level 2 of the fair market value hierarchy.

The Company’s trade receivable arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) (copper) (zinc) and (lead) and the London Bullion Market Association P.M. fix (“London P.M. fix”) (gold) (silver).

18

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

The total amount of unrealized gains on Available for Sale Securities for the period was included in Accumulated Other Comprehensive Income.  This is the result of changes in market values and foreign exchange rates from December 31, 2008 or the period since acquisition.

6.	Short term investments and other investments

	December 31, 2009			December 31, 2008
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Short term investments	$92,623	$92,153	470	$3,350	$3,892	$(542)
Investments (1)	1,553	405	1,148	715	405	310
	$94,176	$92,558	1,618	$4,065	$4,297	$(232)

(1)	Investments in certain equity securities are presented in other assets on the balance sheet (Note 9).

7.	Inventories

Inventories consist of:
	December 31, 2009	December 31, 2008
Concentrate inventory	$15,379	$13,033
Stockpile ore	21,892	21,301
Direct smelting ore	1,462	1,570
Doré and finished inventory	27,577	11,479
Materials and supplies	28,147	26,386
	94,457	73,769
Less: non-current direct smelting ore (Note 9)	(1,011)	(1,119)
	$93,446	$72,650

The amounts of inventory recognized as expenses during 2009, 2008 and 2007 are equivalent to the cost of sales for the respective periods.

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

19

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Mineral property, plant and equipment consist of:

	December 31, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Huaron mine, Peru	$92,768	$(33,966)	$58,802	$85,930	$(30,377)	$55,553
Morococha mine, Peru	97,568	(25,140)	72,428	88,336	(18,335)	70,001
Alamo Dorado mine, Mexico	181,903	(68,320)	113,583	180,438	(44,404)	136,034
La Colorada mine, Mexico	53,951	(33,239)	20,712	50,984	(20,861)	30,123
Manantial Espejo mine, Argentina	311,357	(37,993)	273,364	6,914	(4,861)	2,053
San Vicente mine, Bolivia	105,445	(12,543)	92,902	8,037	(4,389)	3,648
Other	2,229	(1,222)	1,007	1,904	(1,032)	872
					,
TOTAL	$845,221	$(212,423)	$632,798	$422,543	$(124,259)	$298,284

Construction in progress:
Manantial Espejo, Argentina	$-	228,410
San Vicente, Bolivia	-	70,261
TOTAL	$-	$298,671

Non-producing properties:
Morococha, Peru	$19,012	$19,664
Manantial Espejo, Argentina	-	65,856
Aquiline Group (Navidad project)	804,308	-
San Vicente, Bolivia	-	12,976
Other	1,606	1,610
TOTAL Non-producing properties	$824,926	$100,106
TOTAL Mineral Property, Plant and Equipment	$1,457,724	$697,061

Major categories of depreciable and depletable assets consist of:

	2009	2008
Plant and equipment	$362,991	$163,438
Mineral properties and mine development	472,310	249,497
Capital lease (equipment)	9,920	9,608
	845,221	422,543
Less: Accumulated depletion and depreciation	(208,643)	(122,358)
Depreciation of capitalized lease equipment	(3,780)	(1,901)
	$632,798	$298,284

Write-Down of Mining Assets

Annually, or more frequently as circumstances require, the Company performs property evaluations to assess the recoverability of its mining properties.  Mine asset impairment analyses are performed on all of the Company’s properties and investments using a combination of historic and forecast prices as well as considering qualitative factors. The Company determined that there are no write-downs required in the carrying values of mining properties and investments in 2009.  In 2008, the Company recorded a write-down of carrying value of its Quiruvilca silver and zinc mine in Peru totaling $15.1 million, as a result of a sharp decline in zinc prices.  No write-downs were required in 2007.

20

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

San Vicente, Bolivia

In 2007, Pan American completed the acquisition of an additional 40 percent interest in Pan American Silver Bolivia S. A., the operator of the San Vicente Mine, from Empresa Minera Unificada S.A. (EMUSA).  The transaction gave the Company an indirect 95 percent interest in San Vicente.  The purchase price was $9.0 million, plus acquisition costs, plus a 1.6% Net Smelter Royalty (“NSR”), and is payable only after Pan American has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.  The acquisition of the additional 40 percent interest was accounted for by the purchase method of accounting. Pan American decided in mid-2007 to invest in constructing its own 750 tonne-per-day processing facility and to increase the production rates.

During 2009 the Company completed construction of the mill and mine expansion at San Vicente.  Construction costs during the year ended December 31, 2009 amounted to $13.2 million. The total investment to expand San Vicente and build the new processing facility was approximately $72 million, excluding recoverable VAT taxes.

The Company included the value added tax (VAT) paid in Bolivia and related to the San Vicente expansion project as part of the mineral property balance. The amount at December 31, 2009 included in mineral property is approximately $9.0 million (2008 - $7.7 million).

Manantial Espejo, Argentina

The Company successfully put into production the Manantial Espejo mine during the first quarter of 2009 after substantial completion of the project occurred late in Q4 of 2008.

9.	Other Assets

Other assets consist of:

	2009	2008
Long-term refundable tax net (1)	$11,909	$-
Long-term receivable net (Note 5)	3,825	-
Reclamation bonds	132	125
Investments (Note 6)	1,553	715
Non-current direct smelting ore (Note 7)	1,011	1,119
	$18,430	$1,959

(1)
The Company reviewed the fair value of long-term refundable tax in Argentina and estimated a present value charge of $2.2 based on management’s estimate of a collection schedule as well as industry knowledge of peers’ collections.

10.	Accounts Payable and Accrued Liabilities

Account payable and accrued liabilities consist of:

	2009	2008
Trade accounts payable	$29,836	$21,619
Other accounts payable and trade related accruals	18,108	14,268
Acquisition costs payable (Note 3)	7,582	-
Payroll and related benefits	12,848	9,095
Severance accruals	4,781	3,901
Payment due for mineral property acquired (Note 3)	5,799	-
Capital leases	646	1,897
Advances on concentrate	5,668	1,570
Other	10,891	5,937
	$96,159	$58,287

21

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

11.	Provision for Asset Retirement Obligation and Reclamation

The total undiscounted amount of estimated cash flows required to settle the Company’s asset retirement obligations is $67.1 million (2008 - $63.7 million) which has been discounted using discount rates of between 5% and 19%.  Reclamation obligations at the Quiruvilca mine of $19.9 million are expected to be paid starting in two to five years while the remainder of the obligations is expected to be paid through 2025.  The reclamation obligations at La Colorada have been deferred to a period 5 to 10 years out (2008 - $5.5 million expected to be paid in 2 to 5 years), due to an extension in La Colorada’s mine life.  Revisions made to the reclamation obligations in 2009 were primarily a result of increased site disturbance and development at Manantial Espejo and from the ordinary course of operations at the Huaron and Alamo Dorado mines. Reclamation obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

	2009	2008	2007
Balance at January 1	$57,323	$50,370	$44,309
Reclamation expenditures	(992)	(167)	(767)
Accretion expense	2,998	2,687	2,860
Revisions in estimated cash flows	2,211	4,433	3,968
Reclamation obligations assumed on acquisitions	1,235	-	-
Balance at December 31, 2009	$62,775	$57,323	$50,370

12.	Accumulated Other Comprehensive Income (loss)

For the year ended December 31, 2007 – beginning balance	$(8,650)
Unrealized gains on available for sale securities	9,913
Reclassification adjustment for gains included in income	(1,495)
Balance at December 31, 2008	$(232)
Unrealized gains on available for sale securities	17,079
Unrealized gain reversed upon disposal of shares in acquisition of mineral interests	(8,710)
Reclassification adjustment for gains included in income	(6,519)
Balance at December 31, 2009	$1,618

Accumulated other comprehensive income / (loss) comprises unrealized gains and losses on short-term investments and other investments designated as “available for sale”.

13.	Share Capital and Stock Compensation Plan

The Company has a comprehensive stock compensation plan for its employees, directors and officers.  The plan provides for the issuance of common shares and stock options, as incentives.  The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the 2008 Plan may be equal to, but will not exceed 6,461,470 Shares.  The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors.  Any modifications to the stock Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan.  The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with

22

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

a two year no trading legend.  The options are five year options which vest in three installments, one third on the first anniversary of the grant date and one third on each of the second and third anniversary dates of the award.  Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential.  The Compensation Committee oversees the LTIP on behalf of the Board of Directors.  The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors.

Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“CAD”):

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price CAD$	Shares	Price CAD$	Shares
As at December 31, 2006	919,415	$13.69	4,040,213	$12.32	4,959,628

Granted	158,983	$28.41	-	$-	158,983
Exercised	(403,297)	$13.14	(30,105)	$12.00	(433,402)
Expired	(32,833)	$9.41		$-	(32,833)
Forfeited	(21,709)	$22.86	-	$-	(21,709)
As at December 31, 2007	620,559	$18.52	4,010,108	$12.33	4,630,667

Granted	147,057	$36.66	-	$-	147,057
Exercised	(129,371)	$20.73	(3,969,016)	$12.31	(4,098,387)
Expired	-	$-	(41,092)	$12.00	(41,092)
Forfeited	(23,605)	$31.82	-	$-	(23,605)
As at December 31, 2008	614,640	$21.88	-	$-	614,640

Granted	442,008	$17.73	-	$-	442,008
Issued on acquisition	517,709	$46.11	7,702,698	$33.56	8,220,407
Exercised	(32,000)	$14.85	-	$-	(32,000)
Expired	(37,000)	$24.87	-	$-	(37,000)
Forfeited	(36,231)	$20.67	-	$-	(36,231)
As at December 31, 2009	1,469,126	$29.66	7,702,698	$33.56	9,171,824

Long Term Incentive Plan

In March, 2009 the Company awarded 44,626 shares of common stock with a two year holding period and granted 442,008 options under this plan.  The Company used as its assumptions for calculating fair value a risk free interest rate of 1.2 per cent, weighted average volatility of 54 per cent, expected lives ranging from 1.5 to 3 years based on historical experience, and an exercise price of CAD $17.73 per share.  The weighted average fair value of each option was determined to be CAD $5.37.

During the year ended December 31, 2009, 32,000 common shares were issued for proceeds of $0.4 million in connection with the exercise of options under the plan.

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2009.  The underlying options agreements are specified in Canadian dollar amounts and includes 517,709 options issued as part of the acquisition of Aquiline Resources Inc. (Replacement Options as discussed in Note 3):

23

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2009	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2009	Weighted Average Exercise Price CAD$
$5.00	155,000	10.45	$5.00	155,000	$5.00
$17.73 - $ 22.04	537,726	41.34	$18.49	121,638	$21.11
$26.77 - $ 28.41	126,942	27.53	$28.30	81,038	$28.24
$33.00 - $ 36.66	162,936	32.74	$35.97	75,115	$35.17
$48.10	486,522	13.88	$48.10	486,522	$48.10
	1,469,126	26.84	$29.66	919,313	$34.45

For the year ended December 31, 2009, the total employee stock-based compensation expense recognized in the statement of operations was $2.4 million (2008 – $2.2 million, 2007 – $2.1 million).

Share Purchase Warrants

In the fourth quarter of 2009 as described in Note 3, the Company issued share purchase warrants (Consideration and Replacement Warrants) in connection with the acquisition of Aquiline Resources Inc.

	Warrants Outstanding			Warrants Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2009	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2009	Weighted Average Exercise Price CAD$
$10.02	480,287	21.70	$10.02	480,287	$10.02
$35.00	7,170,923	59.29	$35.00	7,170,923	$35.00
$52.10	51,488	0.26	$52.10	51,488	$52.10
	7,702,698	56.55	$33.56	7,702,698	$33.56

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan is a four year plan with a percentage of the retention bonus payable at the end of each year of the program.  The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for four years starting in June 2009.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 4 year period of the Plan is CAD $11.5 million with CAD $8.6 million remaining to be paid as of December 31, 2009 as described in Note 5.  Currently, it is planned that any such payments will be made by way of cash.  No shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.

24

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

14.	Earnings Per Share (Basic and Diluted)

For the year ended December 31,	2009			2008			2007
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$61,998			$24,602			$88,860

Basic EPS	61,998	87,578	$0.71	24,602	80,236	$0.31	88,860	76,453	$1.16
Effect of Dilutive Securities:
Stock Options	-	151		-	223		-	418
Warrants	-	22		-	314		-	2,303

Diluted EPS	$61,998	87,751	$0.71	$24,602	80,773	$0.30	$88,860	79,174	$1.12

Potentially dilutive securities excluded in the Diluted EPS calculation for the years ended December 31, 2009, 2008 or 2007 were out-of-money options and warrants (2009 – 7,998,811, 2008 – 391,453, 2007 – 202,559).

15.	Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

	Year Ended December 31,
Changes in non-cash working capital items	2009	2008	2007
Accounts receivable and other current assets	$(26,772)	$9,047	$82
Inventories	(15,162)	(21,175)	(26,939)
Prepaid expenses	1,536	(700)	(270)
Accounts payable and other current liabilities	721	(2,240)	9,965
Income taxes payable	3,987	8,121	(21,416)
	$(35,690)	$(6,947)	$(38,578)

16.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are Silver, Zinc, Lead and Copper produced from mines located in Mexico, Peru, Argentina and Bolivia.  Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

25

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	For twelve months ended December 31, 2009
	Peru				Mexico		Argentina	Bolivia	Other(1)
	Huaron	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Total
Sales to external customers	$62,101	$63,445	$36,911	$-	$98,178	$54,277	$103,244	$36,656	$-	$454,812
Depreciation and amortization	$(3,902)	$(6,783)	$(661)	$(129)	$(24,853)	$(11,509)	$(28,733)	$(6,456)	$(143)	$(83,169)
Exploration and project development	$-	$-	$-	$(496)	$(762)	$(1,223)	$(1,132)	$1	$(6,322)	$(9,934)
Accretion of asset retirement obligation	$(605)	$(240)	$(785)	$-	$(401)	$(370)	$(417)	$(180)	$-	$(2,998)
Interest and financing expenses	$(82)	$(76)	$(95)	$-	$-	$-	$-	$(5)	$(4,034)	$(4,292)
Gain (loss) on sale of assets	$(15)	$(16)	$-	$19	$(267)	$(18)	$-	$77	$-	$(220)
Investment and other (expenses) income	$(406)	$(522)	$(2,895)	$264	$(126)	$(35)	$(2,169)	$3	$4,419	$(1,467)
Foreign exchange (losses) gains	$(2,810)	$(4,050)	$4,505	$(16)	$(1,979)	$138	$693	$(56)	$2,557	$(1,018)
Gain (loss) on commodity and foreign currency contracts	$739	$1,129	$397	$-	$-	$-	$-	$-	$(347)	$1,918
Income (loss) before income taxes	$10,684	$6,027	$6,340	$404	$26,685	$11,346	$14,747	$15,241	$(1,720)	$89,754
Net income (loss) for the year	$7,819	$2,510	$3,818	$360	$16,514	$7,288	$11,131	$14,278	$(1,720)	$61,998
Capital expenditures	$6,970	$8,251	$-	$593	$1,266	$3,078	$13,461	$18,992	$140	$52,751
Segment assets	$66,436	$116,829	$45,588	$893	$157,081	$48,026	$337,170	$128,755	$947,831	$1,848,609
Long-lived assets	$58,802	$91,440	$-	$30	$113,583	$20,712	$273,364	$92,902	$806,891	$1,457,724

	For twelve months ended December 31, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Total
Sales to external customers	$67,795	$65,882	$34,126	$-	$105,137	$57,729	$(11)	$7,942	$-	$338,600
Depreciation and amortization	$(3,361)	$(4,749)	$(1,398)	$(138)	$(27,894)	$(7,205)	$-	$(1,510)	$(94)	$(46,349)
Exploration and project development	$-	$-	$-	$(440)	$(1,973)	$(1,847)	$(305)	$86	$(1,015)	$(5,494)
Accretion of asset retirement obligation	$(574)	$(361)	$(1,044)	$-	$(382)	$(326)	$-	$-	$-	$(2,687)
Interest and financing expenses	$(216)	$(209)	$(169)	$-	$(55)	$-	$-	$(15)	$(287)	$(951)
Gain (loss) on sale of assets	$-	$(25)	$(2)	$-	$(121)	$-	$-	$53	$1,093	$998
Investment and other (expenses) income	$(1,163)	$1,132	$(3,536)	$52	$(7,804)	$(1,107)	$88	$(197)	$10,565	$(1,970)
Foreign exchange gains (losses)	$(495)	$(860)	$(626)	$16	$12,604	$(1,426)	$840	$258	$(16,458)	$(6,147)
Gain (loss) on commodity and foreign currency contracts	$(1,127)	$(2,657)	$(338)	$-	$-	$-	$-	$-	$2,503	$(1,619)
Writedown on a mining asset	-	-	(15,117)	-	-	-	-	-	-	(15,117)
Income (loss) before income taxes	$12,223	$11,132	$(15,607)	$375	$41,324	$12,279	$612	$817	$(14,123)	$49,032
Net income (loss) for the year	$8,225	$6,335	$(12,227)	$375	$30,189	$5,863	$(471)	$436	$(14,123)	$24,602
Capital expenditures	$13,472	$18,809	$5,295	$1,207	$1,835	$11,929	$134,826	$56,196	$231	$243,800
Segment assets	$66,161	$107,085	$27,386	$1,480	$179,621	$49,629	$316,929	$98,443	$26,649	$873,383
Long-lived assets	$55,552	$89,665	$-	$536	$136,034	$30,123	$296,319	$86,885	$1,947	$697,061

	For twelve months ended December 31, 2007
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Total
Sales to external customers	$69,930	$82,366	$37,374	$-	$43,579	$57,239	$-	$10,576	$-	$301,064
Depreciation and amortization	$(2,902)	$(4,314)	$(821)	$(96)	$(12,447)	$(7,422)	$-	$(911)	$(79)	$(28,992)
Exploration and project development	$-	$(445)	$434	$(397)	$(678)	$(1,344)	$(194)	$6	$(744)	$(3,362)
Accretion of asset retirement obligation	$(550)	$(483)	$(1,143)	$-	$(370)	$(314)	$-	$-	$-	$(2,860)
Interest and financing expenses	$(171)	$(216)	$(170)	$-	$-	$-	$-	$-	$(103)	$(660)
Gain (loss) on sale of assets	$-	$(86)	$-	$(4)	$18	$(3)	$-	$-	$12,500	$12,425
Investment and other (expenses) income	$11	$2,220	$(458)	$151	$481	$(57)	$87	$148	$2,418	$5,001
Foreign exchange gains (losses)	$151	$(438)	$-	$78	$(17)	$(80)	$(286)	$60	$1,460	$928
Gain on commodity and foreign currency contracts	$134	$208	$65	$-	$-	$-	$-	$-	$4,938	$5,345
Income (loss) before income taxes	$27,832	$29,021	$12,116	$518	$1,998	$12,880	$(393)	$1,988	$22,505	$108,465
Net income for the year	$19,836	$19,078	$8,797	$482	$2,298	$10,723	$2,520	$3,364	$21,762	$88,860
Capital expenditures	$9,896	$13,636	$4,438	$631	$10,978	$8,948	$55,233	$11,550	$8,105	$123,415
Segment assets	$11,076	$102,819	$88,073	$1,567	$204,437	$49,001	$185,849	$40,752	$79,329	$762,903
Long-lived assets	$8,572	$74,786	$47,706	$404	$163,447	$25,633	$150,739	$27,516	$1,481	$500,284

(1) Included in Other is the acquired Aquiline group segment as described in Note 3.

26

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	December 31
Product Revenue	2009	2008	2007
Silver / doré	$215,562	$131,160	$79,038
Zinc concentrate	46,378	40,335	60,365
Lead concentrate	73,295	81,234	73,825
Copper concentrate	128,104	88,341	92,423
Silver pyrites	754	2,435	3,264
Royalties	(9,281)	(4,905)	(7,851)
Total	$454,812	$338,600	$301,064

The Company has 15 customers that account for 100% of the concentrate and doré sales revenue.  The Company has 4 customers that accounted for 25%, 22%, 16% and 15% of total sales in 2009, and 4 customers that accounted for 22%, 16%, 14% and 13% of total sales in 2008.  The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company’s results of operations, financial condition, and cash flows.

17.	Commitments and Contingencies

General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.

Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 5.

Credit Facility

In 2008, Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”). The purpose of the Facility is for general corporate purposes, including acquisitions. The Facility, which is principally secured by a pledge and lien of Pan American’s equity interests in its material subsidiaries, has a term of four years. The interest margin on drawings under the Facility ranges from 1.25% to 2.00% over LIBOR, based on the Company’s net debt to Earnings Before Interest, Tax, Depreciation, and Amortization (“EBITDA”) ratio. Pan American has agreed to pay a commitment fee of between 0.55% and 0.375% on undrawn amounts under the Facility, depending on the level of drawings and the Company’s net debt to EBITDA ratio.  Pan American has the ability to increase the Facility amount to $100 million by receiving additional commitments from one or more banks acceptable to the Lenders.  The Company has made no drawings under this Facility.

Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

27

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Estimated future reclamation costs are based principally on legal and regulatory requirements. As of December 31, 2009 and December 31, 2008, $62.8 million and $57.3 million, respectively, were accrued for reclamation costs relating to mineral properties in accordance with CICA Section 3110, “Asset Retirement Obligations”. See Note 11.

Royalty Agreements and Participation Agreements

The Company has royalty agreements on certain mineral properties entitling the owners of the property to net smelter return royalties ranging from 1% to 3%.  Under a participation agreement with COMIBOL, the Bolivian state mining company, the Company is obligated to pay a participation fee of 37.5% of the operating cash flow from the San Vicente mine after recovery of its capital investment.

Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

Capital Leases

The following is a schedule of future minimum lease payments classified as capital leases at December 31, 2009 together with the balance of the obligation under the capital lease as identified in Note 10:

Year ending December 31	Capital Leases
2010	$620
2011	39
2012	10
Total future minimum payments	669
Less amount representing interest	(23)
Present value of leases	$646

Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

28

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

18.	Income Taxes

Income taxes:

	December 31
	2009	2008	2007
Current income taxes	$25,643	$21,220	$21,053
Future income taxes	2,113	3,210	(1,448)
Provision for income taxes	$27,756	$24,430	$19,605

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes and non-controlling interest.  These differences result from the following items:

	December 31
	2009	2008	2007
Income before taxes and non-controlling interest	90,851	49,797	111,570
Statutory tax rate	30.0%	31.0%	34.1%
Expected tax expense based on above rates	$27,255	$15,437	$38,045
Increase (decrease) due to:
Non-deductible expenses	1,524	687	1,005
Realization of future tax asset not previously recognized	(2,638)	-	(5,202)
Tax benefit / (provision) not recognized when arose	(791)	4,261	(4,498)
Foreign tax rate differences	(726)	(1,696)	(7,578)
Effect of minimum tax	519	1,963	-
Other	2,613	3,778	(2,167)
	$27,756	$24,430	$19,605

The tax effect of each type of item that gives rise to the Company’s future income tax assets and liabilities have been determined and are set out in the table below:  The Company has recorded a valuation allowance against the value of certain potential tax assets for which the likelihood of realization is not more likely than not.

	2009	2008
Excess of tax value of capital assets over book value	$5,561	$5,818
Deductible temporary differences and other	25,604	24,365
Canadian resource pools	3,252	2,497
Non-capital loss carry forward	24,529	22,173
Capital losses and other	2,460	2,665
Total future income tax asset	61,406	57,518
Less: valuation allowance	(32,243)	(19,936)
Net future income tax asset	29,163	37,582
Excess of book value of capital assets over tax value	(329,990)	(77,372)
Net future income tax liability	$(300,827)	$(39,790)

Presentation of the future income taxes on the Consolidated Balance Sheets is as follows:

	2009	2008
Current future income tax assets	$4,993	$5,602
Long-term future income tax liabilities	(305,820)	(45,392)
	$(300,827)	$(39,790)

29

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

At December 31, 2009 the Company has non-capital losses available for tax purposes:

	Amount	Expiry
Canada	$73,252	2010-2027
Argentina	$3,595	2010-2014
Bolivia	$12,530	2010-2014

19.	Related Party Transactions

During the year ended December 31, 2009, a private company controlled by a director of the Company was paid approximately $0.2 million (2008-$0.2 million, 2007-$0.1 million) for consulting services.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

20.	Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”).  Material differences between Canadian GAAP and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables.

	December 31, 2009
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Equity

Reported under Canadian GAAP	$1,848,609	$489,563	$15,256	$1,343,790
Amortization of mineral property (a)	(1,046)	(293)	-	(753)
Increase in depletion expense (b)	(16,540)	(5,818)	-	(10,722)
Startup revenues and expenses (c)	681	197	-	484
Reclassification of share purchase warrants (d)	-	43,919	-	(43,919)
Reclassification of stock based compensation (e)	-	2,943	-	(2,943)
Purchase accounting under business combinations (f)	13,357	(5,882)	30,162	(10,923)
Reclassification of non-controlling interest (g)	-	-	(45,418)	45,418

Reported under US GAAP	$1,845,061	$524,629	$-	$1,320,432

	December 31, 2008
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Equity

Reported under Canadian GAAP	$873,383	$181,996	$5,746	$685,641
Amortization of mineral property (a)	(1,271)	(356)	-	(915)
Increase in depletion expense (b)	(16,251)	(5,713)	-	(10,538)
Startup revenues and expenses (c)	681	197	-	484
Reclassification of non-controlling interest (g)	-	-	(5,746)	5,746

Reported under US GAAP	$856,542	$176,124	$-	$680,418

30

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	December 31, 2009
Consolidated Statement of Equity	Share Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Non Controlling Interest	Total

Reported under Canadian GAAP	$1,206,647	$47,293	$88,232	$1,618	$-	$1,343,790
Amortization of mineral property (a)	-	-	(753)	-	-	(753)
Increase depletion expense (b)	-	-	(10,722)	-	-	(10,722)
Startup revenues and expenses (c)	-	-	484	-	-	484
Reclassification of share purchase warrants (d)	-	(40,944)	(2,975)	-	-	(43,919)
Reclassification of stock based compensation (e)	-	(1,657)	(1,286)	-	-	(2,943)
Acquisition related costs (f)			(10,923)			(10,923)
Reclassification of NCI (g)	-	-	-	-	45,418	45,418
Reported under US GAAP	$1,206,647	$4,692	$62,057	$1,618	$45,418	1,320,432

	December 31, 2008
Consolidated Statement of Equity	Share Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Non Controlling Interest	Total

Reported under Canadian GAAP	$655,517	$4,122	$26,234	$(232)	$-	685,641
Amortization of mineral property (a)	-	-	(915)	-	-	(915)
Debt issue costs (j)	-	3,273	(3,273)	-	-	-
Increase depletion expense (b)	-	-	(10,538)	-	-	(10,538)
Startup revenues and expenses (c)	-	-	484	-	-	484
Reclassification of NCI (g)	-	-	-	-	5,746	5,746
Reported under US GAAP	$655,517	$7,395	$11,991	$(232)	$5,746	680,418

	December 31, 2007
Consolidated Statement of Equity	Share Capital	Contributed Surplus	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income (loss)	Non Controlling Interest	Total

Reported under Canadian GAAP	$592,402	$14,233	$1,632	$(8,650)	$-	$599,617
Amortization of mineral property (a)	-	-	(1,105)	-	-	(1,105)
Debt issue costs (j)	-	3,273	(3,273)	-	-	-
Increase depletion expense (b)	-	-	(8,405)	-	-	(8,405)
Startup revenues and expenses(c)	-	-	484	-	-	484
Reclassification of NCI (g)	-	-	-	-	5,486	5,486
Reported under US GAAP	$592,402	$17,506	$(10,667)	$(8,650)	$5,486	$596,077

31

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	December 31
Consolidated Statement of Operations	2009	2008	2007

Net income reported under Canadian GAAP	$61,998	$24,602	$88,860
Amortization of non-producing property (a)	162	189	(1)
Increase in depletion expense (b)	(183)	(2,133)	(921)
Startup revenues and expenses (c)	-	-	484
Reclassification of share purchase warrants (d)	(2,975)	-	-
Reclassification of stock based compensation (e)	(1,287)	-	-
Acquisition related costs (f)	(10,923)	-	-

Net income reported under US GAAP	$46,792	$22,658	$88,422

Consolidated Statements of Operations	2009	2008	2007
(Under US GAAP)
Revenue	$454,812	$338,600	$302,702
Expenses
Operating (c)	245,637	199,032	168,413
General and Administrative (e)	13,538	10,435	9,522
Depreciation, depletion, and amortization (a), (b)	83,233	49,445	30,617
Asset retirement and reclamation	2,998	2,687	2,860
Exploration and project development (f)	20,857	5,494	3,362
Other expense	-	4,674	-
(Gain) on sale of assets	220	(998)	(12,425)
Doubtful accounts provision	4,375	-	-
Write-down of assets	-	15,117	-
	370,858	285,886	202,349
Income before the under noted	83,954	52,714	100,353
Investment and other income	(1,467)	2,704	5,929
Interest and financing expense	(4,292)	(951)	(660)
Gain (loss) on commodity and foreign currency contracts	1,918	(1,619)	5,345
Gain (loss) on derivatives (d)	(3,492)	-	-
Foreign exchange loss	(1,018)	(6,147)	-
Income before income taxes	75,603	46,701	110,967
Income tax provision (h)	(27,714)	(23,278)	(19,440)
Net income for the year	$47,889	$23,423	$91,527
Net (income) for the year attributable to non-controlling interest	1,097	765	3,105
Net income for the year attributable to common shareholders	$46,792	$22,658	$88,422

Earnings per share
Basic	$0.53	$0.28	$1.16
Diluted	$0.53	$0.28	$1.12

Weighted average number of common shares outstanding
Basic	87,578	80,236	76,453
Diluted	87,751	80,773	79,174

32

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	December 31
Consolidated summarized statement of cash flows	2009	2008	2007

Cash flow provided by operating activities, Canadian GAAP	$115,968	$92,985	$67,361
Business combination transaction expenses (f) and, net adjustments (a), (b), (d), (e)	(3,341)	-	-
Cash flow provided by operating activities, US GAAP	$112,627	$92,985	$67,361
Cash flow used in investing activities, Canadian GAAP	$(146,342)	$(168,822)	$(99,489)
Business combination transaction expenses (f)	3,341	-	-
Cash flow used in investing activities US GAAP	$(143,001)	$(168,822)	$(99,489)

Cash flow provided by financing activities, Canadian and US GAAP	$104,059	$50,711	$3,696

Increase (decrease) in cash flow under US GAAP	$73,685	$(25,126)	$(28,432)

a.	Mineral Property Expenditures

Under Canadian GAAP capitalized costs related to non-producing mineral properties are only amortized after the commencement of operations.  Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly mineral rights were amortized on a straight-line basis over the life of the mineral rights.  This resulted in the Company recording amortization of $1.7 million during 2003 with respect to mining rights acquired in 2003.  The Emerging Issues Task Force (EITF) reached a consensus “Whether Mineral Rights are Tangible or Non-Tangible Assets”. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset.  The Company has adopted this new guidance with effect from 2004 on a prospective basis.  The change has the effect of reducing amortization expense in the year ended December 31, 2004 by $1.7 million ($1.1 million net of income taxes). This change will have the effect of conforming Canadian GAAP to US GAAP.

b.	Depreciation and Depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only.  During the year ended December 31, 2009, the Company calculated an increase of depletion of $0.2 (for 2008 –$2.1 million), with a corresponding increase to accumulated depletion.  In addition, future income tax liability would decrease by $0.1 million  (2008 –$0.8 million), with a corresponding decrease to income tax expense.

c.	Startup Revenue and Expenses

Under Canadian GAAP, revenues and expenditures during the pre-operating period are treated as part of the cost of capital asset.  Under US GAAP, all revenues and expense after completion of construction and during pre-operating will be recorded in the statement of operations.  The Company would have recorded the following under US GAAP:

2007
Sales	$1,638
Cost of sales	(616)
Depletion and amortization	(341)
Taxes	(197)
$484

33

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

d.	Share Purchase Warrants

For Canadian GAAP purposes, all of the Company’s outstanding share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements.  In 2006, an interpretation of US GAAP, Accounting for Derivative Instruments and Hedging Activities, required that share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as financial liabilities at their fair values with changes in fair values being included in net earnings.  For the year ended December 31, 2009, the net effect of reflecting the mark-to-market loss on these share purchase warrants was to reduce net earnings by $3.0 million.  The derivative liability relating to share purchase warrants at December 31, 2009 was $43.9 million.

e.	Stock Based Compensation

Share-based benefits have been valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards.  Compensation amounts have been expensed over the applicable vesting period.    Under Statement of Financial Accounting Standard (SFAS) No. 123R “Share Based Payment” certain of these stock-based awards granted are considered liability instruments under US GAAP and would be measured at fair value at each reporting date.

f.	Business Combinations

Acquisition-related costs are excluded from the purchase price in a business combination and are expensed as incurred under US GAAP, effective January 1, 2009.  Under Canadian GAAP, such amounts are included in the purchase price.  In addition, the Non-Controlling Interest in a business combination is recorded at fair value.

g.	Non-Controlling Interest

Under Canadian GAAP, non-controlling interest is reported on a separate line of the Balance sheet.  For US GAAP non-controlling interest is part of Shareholders Equity.

In December 2007, the ASC guidance for non-controlling interests was updated to  establish accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent (“non-controlling interest”), (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. If a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value. For presentation and disclosure purposes, the guidance requires non-controlling interests to be classified as a separate component of stockholders’ equity. The Company adopted the updated guidance on January 1, 2009. Except for presentation changes, the adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

h.	Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented.

As of January 1, 2007, the Company adopted, for US GAAP purposes, current Accounting Standards Codification (“ASC”) updated guidance on Accounting for Uncertainty in Income Taxes.  This guidance clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return.  Guidance is also provided on the derecognition of previously

34

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

recognized tax benefits and the classification of tax liabilities on the balance sheet.  The adoption of this interpretation did not have a material impact on the Company’s Consolidated Financial Statements.  The Company has not derecognized any tax benefits or recognized any changes in classification of tax liabilities in the year ending December 31, 2009.

i.	Other Comprehensive Income

The Company adopted CICA Section 1530 on January 1, 2007, which aligns treatment under US GAAP and Canadian GAAP for the reporting and display of the other comprehensive income (“OCI”) and its components.  The following table illustrates Other Comprehensive Income for the years ended December, 2009, 2008 and 2007 under US GAAP.

	2009	2008	2007
Net income under US GAAP	$46,792	$22,658	$88,422
Unrealized gain on available for sale securities	1,850	8,418	(8,803)
Comprehensive net income (loss) under US GAAP	$48,642	$31,076	$79,619

j.	Convertible Debentures

The ASC guidance for “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” requires that three types of financial instruments be reported as liabilities by their issuers.  Those types of instruments include: mandatory redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares.  Under Canadian GAAP certain convertible debentures have been accounted for in accordance with CICA Handbook Section 3860.  Application of this section results in the principal component of the debenture being treated as equity.  Under US GAAP, liabilities at December 31, 2009 would increase by $Nil million (December 31, 2008 - $Nil million) and shareholders’ equity would decrease by a corresponding amount.  Debt issue expenses of $3.3 million would be reclassified from shareholders’ equity to assets and would initially be amortized over a three-year period based on the outstanding balance of the debentures.  During 2009 debt issue costs were $Nil, during 2008 debt issue costs were $Nil. The Company converted the remaining convertible debentures in 2007.

k.	Pro Forma Information on Business Combinations (unaudited)

Under US GAAP guidance for “Business Combinations”, disclosure of certain pro forma information is required when one or more business combinations are completed. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired Aquiline Resources Inc. at the beginning of 2009.

2009
Revenues	$454,812
Net earnings	$8,559

Pro forma basic earnings per share	$0.10
Pro forma diluted earnings per share	$0.10

Pro forma information includes non-recurring deal transaction costs incurred during the year by Aquiline Resources of approximately $10 million relating to Pan American’s acquisition.

35

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

l.	Recently Adopted Accounting Pronouncements

The Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is nonauthoritative. The ASC was effective for our interim quarterly period beginning July 1, 2009. The adoption of the ASC did not have an impact on our consolidated financial position, results of operations or cash flows.

Subsequent Events

In May 2009, the ASC guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. We adopted the updated guidance for our interim period ended June 30, 2009. The adoption had no impact on our consolidated financial position, results of operations or cash flows.

Equity Method Investments

In November 2008, the ASC guidance for equity method and joint venture investments was updated to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. The updated guidance was effective for our fiscal year beginning January 1, 2009 and was applied prospectively. The adoption had no impact on our consolidated financial position or results of operations.

Equity-Linked Financial Instruments

In June 2008, the ASC guidance for derivatives and hedging when accounting for contracts in an entity’s own equity was updated to clarify the determination of whether an instrument (or embedded feature) is indexed to an entity’s own stock which would qualify as a scope exception from hedge accounting. The updated guidance was effective for our fiscal year beginning January 1, 2009. The adoption had no impact on our consolidated financial position or results of operations.

Accounting for Convertible Debt Instruments

In May 2008, the ASC guidance was updated for convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative. The update requires that the liability and equity components of convertible debt instruments within the scope be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This requires an allocation of convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component is reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest

36

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

method. The updated guidance required retrospective application to all periods presented. The adoption had no impact on the Company’s consolidated financial position or results of operations

Accounting for the Useful Life of Intangible Assets

In April 2008, the ASC guidance for Goodwill and Other Intangibles was updated to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this update is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under guidance for business combinations. The updated guidance was effective for our fiscal year beginning January 1, 2009 and was applied prospectively to intangible assets acquired after the effective date. The adoption had no impact on our consolidated financial position, results of operations or cash flows.

Derivative Instruments

In March 2008, the ASC guidance for derivatives and hedging was updated for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows. We adopted the updated guidance on January 1, 2009. The adoption had no impact on our consolidated financial position, results of operations or cash flows.

Business Combinations

In December 2007, the ASC guidance for business combinations was updated to provide new guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. The updated guidance also provided disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

In April 2009, the guidance was updated to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This update is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009.

Non-Controlling Interests

In December 2007, the ASC guidance for non-controlling interests was updated to establish accounting and reporting standards pertaining to: (i) ownership interests in subsidiaries held by parties other than the parent (“non-controlling interest”), (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. If a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value. For presentation and disclosure purposes, the guidance requires non-controlling interests to be classified as a separate component of equity. We adopted the updated guidance on January 1, 2009 for US GAAP purposes.

Fair Value Accounting for Liabilities

In August 2009, the FASB issued updates to fair value accounting for liabilities.  These changes clarify existing guidance that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique).  This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when

37

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  These changes became effective for the Company’s financial statements for the year ended December 31, 2009.  The Company determined that the impact is not material to its consolidated financial statements.

Fair Value Accounting

The Company’s disclosure of fair value accounting as required under US GAAP has been incorporated in Note 5.

m.	Recent Accounting Pronouncements

Variable Interest Entities

In June 2009, the FASB issued ASC guidance that requires an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. This guidance also will require ongoing reassessments of the primary beneficiary of a VIE. The new guidance is effective for the Company’s fiscal year beginning January 1, 2010. The Company currently is evaluating the potential impact of adopting this statement on the Company’s consolidated financial position, results of operations and cash flows.

Transfers of Financial Assets

In June 2009, the ASC guidance, “Accounting for Transfers of Financial Assets”, was updated to require entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The updated guidance is effective for fiscal years beginning after November 15, 2009. Adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”.  This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The Company has not determined the impact that this update may have on its consolidated financial statements.

21.	Subsequent Events

During January 2010, the Company issued further common shares and share purchase warrants (1.7 million and 0.7 million, respectively) to bring its ownership interest in Aquiline Resources Inc. to 100% by January 22, 2010.  The final step of the acquisition was achieved through a Compulsory Acquisition.

The value ascribed to the shares and warrants issued in January 2010, was $47.5 million, bringing the total consideration paid to $591.1 million including the consideration paid in December 2009 as described in Note 3.  The valuation for the shares and consideration warrants issued used the same methodology as described in Note 3.

38

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2009, 2008, 2007
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Also as referred to in Note 3, the counterparty to the Convertible Debenture indicated on February 25, 2010 that it has elected to convert its debenture with Pan American into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project.

Lastly, on February 15, 2010, the Company announced that its Board of Directors has approved a semi-annual cash dividend to holders of its common shares. In conjunction with this approval, the Board declared its first cash dividend of $0.025 per common share to holders of record of its common shares as of the close of business on Friday, February 26, 2010.  Specific dates and amounts of future dividends will be determined by the Board on an ongoing basis.  The dividend paid to shareholders on or about March 12, 2010 was designated to be an eligible dividend for the purposes of the Income Tax Act (Canada).

39

625 Howe Street, Suite 1500
Vancouver, BC
Canada V6C 2T6

Tel: 604 684-1175
Fax: 604 684-0147

www.panamericansilver.com

Document 2

Management’s Discussion and Analysis
for the Year Ended December 31, 2009

TABLE OF CONTENTS

Introduction	1
Core Business and Strategy	2
Highlights of 2009	3
2010 Operating Outlook	5
2009 Operating Performance	8
Overview of 2009 Financial Results	18
Liquidity Position	21
Investments and Investment Income	22
Capital Resources	22
Financial Instruments	23
Asset Retirement Obligations	23
Contractual Commitments and Contingencies	23
General and Administrative	24
Exploration and Project Development	24
Non-GAAP Measures	25
Risks and Uncertainties	26
Critical Accounting Policies and Estimates	29
Future Accounting Changes	31
Subsequent Events	34
Disclosure Controls and Procedures	35
Mineral Reserves and Resources	37

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 22, 2010

INTRODUCTION

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009 and the related notes contained therein.  All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Pan American’s significant accounting policies are set out in Note 2 of the Audited Consolidated Financial Statements.  Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 20 of the Audited Consolidated Financial Statements.  This MD&A refers to various non-GAAP measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40F and Annual Information Form on file with the US Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

The scientific or technical information in this MD&A, which includes reserve estimates for the Huaron, Morococha, Quiruvilca, Alamo Dorado, La Colorada, Manantial Espejo, and San Vicente properties were based upon information prepared by or under the supervision of Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Vice President Technical Services, who are “Qualified Persons” for purposes of National Instrument 43-101.  The resource estimates for Navidad were prepared by Snowden under the supervision of Pamela De Mark, P.Geo., Sr. Consultant Snowden Mining Industry Consultants, John J. Chulick, P. Geo., Dean K. Williams, Licensed Professional Geologist, Damian Spring, Mining Engineer, and John A. Wells, Independent Metallurgical Consultant.  Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

The Company’s 2010 budget and the resultant forecast numbers contained in this MD&A include estimates of future production rates for silver and other metals and future cash and total costs of production at each of the Company’s properties, which are forward-looking estimates.  These forecasts are based on the following key assumptions: (i) silver: $15 per ounce, gold: $975 per ounce, zinc: $1,875 per tonne ($0.85 per lb), lead: $1,875 per tonne ($0.85 per lb), and copper: $5,600 per tonne ($2.54 per lb), (ii) that we are able to ship and sell all of our 2010 production in the 2010 financial year; (iii) the Company’s forecast production for each individual mine is achieved; (iv) there is no disruption in production, increase in costs or disruption due to, among other things: natural phenomena and hazards; technological, mechanical or operational disruptions; changes in local governments, legislation, taxation or the political or economic environment; fluctuations in the price of silver, gold or base metals; fluctuations in the local currencies of those countries in which the Company carries on business; unexpected work stoppages or labour disputes; fluctuations in the price for electricity, natural gas, fuel oil, and other key supplies; or transportation disruptions.

No assurance can be given that the indicated quantities of silver and other metals will be produced, or that projected cash costs or forecast capital costs will be achieved.  Expected future production, cash costs and capital costs are inherently uncertain and could materially change over time. If actual results differ from the assumptions set out above, the Company’s mineral production and cash costs may differ materially from the forecasts in this MD&A.  Readers should review those matters discussed herein under the heading “Risks and Uncertainties” and are advised to read the “Cautionary Note regarding forward looking statements” contained herein.

CORE BUSINESS AND STRATEGY

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits throughout South America and Mexico.  The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the NASDAQ Exchange in New York (Symbol: PAAS).

Pan American was founded in 1994 with the specific intention of providing investors with the best investment opportunity to gain real exposure to silver prices.  The Company's mission is to be the largest and lowest cost primary silver mining company globally.  To realize this mission, Pan American’s strategy is to focus on growing its base of low cost silver production and silver reserves by constantly optimizing its production methods, and developing new silver deposits through acquisition and exploration.

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. The Company is focused on health and safety standards at all of our operations and we are constantly striving to improve our safety record.  We have a proactive approach to minimizing and mitigating the environmental impacts of our activities by applying prudent design and operating practices and by continuing environmental education for employees and contractors.  Pan American is committed to maintaining positive relations with its employees, the local communities and government agencies, whom we view as partners in our enterprise.

Pan American’s operational track record and strong financial position has positioned the Company to take full advantage of strategic opportunities in the silver market, when and if they arise.

Pan American’s silver production has grown for 14 consecutive years. At the end of 2009, Pan American had seven operating mines plus production from pyrite stockpiles - a considerable portfolio of quality silver producing assets providing diversification of political and operational risk. Pan American also produces significant quantities of gold and base metals as by-products to its silver mining activities. The following charts reflect the geographic diversity of our silver production and the breakdown of our revenue, by metal type, for 2009:

HIGHLIGHTS OF 2009

OPERATIONAL

Increased Silver Production to New Record

Silver production was 23.0 million ounces in 2009, an increase of 23% (4.4 million ounces) over 2008. This new record is directly attributable to smooth start-ups at the recently completed Manantial Espejo mine in Argentina and the San Vicente mine expansion in Bolivia.

Increased Gold, Zinc and Copper Production to New Records

Gold production increased to over 100,000 ounces, an increase of 297% over 2008. Zinc and copper production increased by 11% and 6%, respectively, in 2009. These new production records for the Company were primarily a result of the additional production from Manantial Espejo and San Vicente.

Decreased Cash Costs per Ounce of Silver by 7%

Consolidated cash costs in 2009 of $5.53 per ounce of silver were 7% lower than $5.97 per ounce in 2008, and well below the Company’s annual guidance of $6.00 per ounce for 2009.  This decrease in cash costs was primarily a result of ongoing cost-saving programs implemented in late 2008 and the inclusion of low-cost production from Manantial Espejo.

Robust Proven and Probable Silver Reserves

A successful exploration and resource conversion program in 2009 replaced reserves that were mined during the year and added additional reserves.  As at December 31, 2009, proven and probable reserves totaled 233.9 million ounces, an increase of 5% over the previous year (223.7 million ounces), after replacing ounces mined during 2009. For the complete breakdown of reserves and resources by property and category, refer to Section Mineral Reserves and Resources of this MD&A.

Commercial Production at Manantial Espejo

Pan American officially inaugurated the 2,000 tonne per day Manantial Espejo silver and gold mine in mid-March 2009.  Commercial production was declared in January 2009 during the first month of its operation.

Exceptional Success in Commissioning Activities at San Vicente

A smooth ramp-up of operations led to the declaring of commercial production at San Vicente in the first month of its operation, April 2009. The new 750 tonne-per day processing facility, constructed due to the discovery of the high grade Litoral vein system, contributed 2.6 million ounces of silver in 2009.  San Vicente was Pan American’s largest producer of silver in the fourth quarter of 2009, producing 1.1 million ounces.

FINANCIAL

Record Sales

Annual sales in 2009 were a record $454.8 million, an increase of 34% over 2008 sales, driven primarily by increased quantities of silver and gold sold, partially offset by lower realized base metal prices.

Record Operating Cash Flow

Cash flow from operations grew by 25% to $116.0 million in 2009.  Operating cash flow before changes in non-cash working capital was $151.7 million in 2009, a $51.8 million improvement on the comparable cash flow from 2008. The additional operating cash flow was attributable to Manantial Espejo and San Vicente, which combined to generate $50.6 million of cash flow from operations.

Record Mine Operating Earnings

Mine operating earnings in 2009 jumped to $126.0 million, an increase of 35% over the prior year, again primarily due to the contributions from Manantial Espejo and San Vicente, which combined for $45.3 million of mine operating earnings.

Equity Offering Enhances Pan American’s Financial Position

An equity offering which closed on February 12, 2009 yielded proceeds, net of underwriting fees and issue expenses, of $97.9 million, including the exercise in full of the underwriters’ over-allotment option.  The Company closed this public offering of 6,371,000 common shares at a price of $16.25 per share.  The Company expects to use the net proceeds to fund acquisitions, development programs on acquired mineral properties, working capital requirements and for other general corporate purposes.

Record Liquidity and Working Capital Position

The Company had a record cash and short term investment balance of $193.1 million and a working capital position at a record $272.3 million at December 31, 2009.  This was driven by operating cash flows and the proceeds of the equity offering described above.

BUSINESS DEVELOPMENT

The Aquiline Transaction

On October 14, 2009, Pan American and Aquiline Resources Inc. (“Aquiline”) announced that they had signed a support agreement pursuant to which Pan American would make a formal take-over bid to acquire all of the issued and outstanding shares of Aquiline and make formal take-over bids for each outstanding series of Aquiline warrants and the Aquiline convertible debenture.  Pan American’s bid for the issued and outstanding Aquiline shares was made on the basis of 0.2495 of a Pan American common share, plus 0.1 of a Pan American common share purchase warrant for each Aquiline common share. Each of these whole consideration warrants will entitle the holder to acquire one Pan American common share at a price of CAD$35.00 per Pan American common share for a period of five years.

Pan American’s bid was overwhelmingly well received by Aquiline security holders and Pan American completed the acquisition of 100% of the outstanding common shares in January 2010.

The acquisition added the world class Navidad silver development project in Chubut, Argentina to Pan American’s portfolio and will provide an opportunity for the Company to build on its recent successful mine development experience in Argentina.  There is currently a law in Chubut prohibiting open-pit mining and the use of cyanide in mining that, as currently enacted, would prohibit the economic construction and development of Navidad.  Pan American believes that it is uniquely positioned to develop Navidad because of our proven development and operating team, our exemplary community and government relations, our strong environmental and safety record, and our outstanding financial strength.  The Company intends to leverage these attributes to demonstrate to the government of Chubut that it can develop Navidad in a socially and environmentally responsible manner.

La Preciosa Joint Venture

On April 14, 2009, Pan American and Orko Silver Corp. (“Orko”) announced that they had reached an agreement outlining the terms under which they may jointly develop the La Preciosa silver project in the state of Durango, Mexico.  Pan American agreed to spend a minimum of $5.0 million in the first 12 months of the development program to maintain its interest in the joint venture, of which a minimum of $2.5 million will be spent to continue to explore the highly prospective land package that Orko brought to the joint venture.  At the date of this MD&A, Pan American has already spent 5.6 million.  In order to maintain its 55% interest in the joint venture, Pan American has agreed to conduct resource definition drilling, acquire necessary surface rights, obtain permits, prepare and deliver a feasibility study within 36 months and ultimately be responsible for capital expenditures required for the construction of a mine at La Preciosa.

2010 OPERATING OUTLOOK

This section of the MD&A provides management’s production and costs forecasts for 2010.  We also discuss the major capital projects planned for each of the operations in 2010.  These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the end of this MD&A.

Production Forecasts

Silver production is expected to increase 2% in 2010 to 23.4 million ounces, as compared to 2009’s production.  The planned increase is primarily due to a full year of production at the new processing facility at San Vicente and higher throughput rates at Manantial Espejo, partially offset by lower silver production at Alamo Dorado due to an expected decrease in grades.

The expected reductions in gold grades at Manantial Espejo and Alamo Dorado will likely result in lower gold production in 2010.  Zinc, lead and copper production are expected to increase in 2010 as compared to 2009’s production, due to a full year of production at San Vicente and higher throughput at Huaron.

Precious metals are expected to account for 75% of our sales in 2010, down from 79% in 2009 as base metal production is expected to increase while gold production is expected to be lower.  Our sales base will continue to be geographically diversified in 2010 with the Peruvian operations contributing 37% of expected sales, the Mexican operations 35%, Argentina 21% and Bolivia 7%.

	HUARON	MOROCOCHA	QUIRUVILCA	PYRITE STOCKPILES	ALAMO DORADO	LA COLORADA	SAN VICENTE	MANANTIAL ESPEJO	CONSOLIDATED TOTAL

PRODUCTION
Silver ounces (000's)	3,700	2,700	1,400	200	4,200	3,600	3,000	4,600	23,400
Gold ounces	1,200	1,300	1,600	-	13,700	5,300	-	62,500	85,600
Zinc tonnes	12,000	16,000	10,000	-	-	3,000	5,000	-	46,000
Lead tonnes	5,600	5,700	3,000	-	-	1,500	-	-	15,800
Copper tonnes	2,600	2,300	1,600	-	100	-	700	-	7,300

COSTS(1)
Cash costs per ounce	$8.75	$4.25	$7.00	$4.00	$6.75	$8.75	$7.00	$3.25	$6.40
Non-cash costs per ounce	$1.41	$2.63	$0.63	-	$4.69	$2.68	$3.63	$8.88	$4.13
Total costs per ounce	$10.16	$6.88	$7.63	$4.00	$11.44	$11.43	$10.63	$12.13	$10.53

(1)   Cash costs per ounce, non-cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

Cash and Total Costs Forecasts

Cash costs are expected to increase to $6.40 per ounce in 2010 compared to the 2009 cash costs of $5.53 per ounce.  The increase is primarily due to lower gold production, higher energy and fuel costs, stronger local currencies and increased royalties and treatment charges which outweigh forecast increases in by-product credits due to anticipated increases in zinc, lead and copper production.  The non-cash component of our total cost per ounce is expected to remain similar to 2009 at approximately $4.13 per ounce as higher depreciation charges related to a full year of production from San Vicente are expected to be offset by a reduction in depreciation charges at La Colorada.

Capital Expenditure Forecasts

We are planning to invest $45.9 million in sustaining capital in 2010.

Capital budget (in millions)

Huaron	$8.2
Morococha	$8.6
Alamo Dorado	$1.8
La Colorada	$6.3
Manantial Espejo	$10.9
San Vicente	$7.9
La Preciosa	$1.7
Other	$0.5
Total	$45.9

In addition to sustaining capital, we also expect to invest a minimum of $5 million on infrastructure development at Morococha in 2010.

Management’s forecast for each mine’s operating performance and capital requirements in 2010 follows:

Huaron Mine

In 2010, we expect to produce 3.7 million ounces of silver at a cash cost of $8.75 per ounce. Huaron plans to increase mining and milling rates by 10% from its 2009 levels by accessing additional ore zones deeper in the mine. However, the increased throughput is expected to be offset by lower silver grades, resulting in similar silver production as achieved in 2009. The expected increase in throughput rates is expected to result in higher zinc, lead and copper production.  Despite higher throughput, production costs per dry metric tonne milled are budgeted to remain steady as compared to 2009 primarily as a result of the stronger local currency and higher mining costs.  Cash costs per ounce are expected to reduce by 12% from 2009 due to higher zinc and copper metal prices, partially offset by an increase in smelting and refining costs.

Capital spending of $8.2 million at Huaron in 2010 will allow for further development on the new 180 level, completion of the shaft “D” rehabilitation, improvements in the plant, and exploration.

Morococha Mine

In 2010, we expect to produce 2.7 million ounces of silver at a cash cost of $4.25 per ounce for Pan American 92.18% interest in Morococha.  Tonnes milled, silver and base metal grades and recoveries at Morococha in 2010 are all expected to remain similar to 2009 levels, resulting in a steady production profile.  Operating costs per dry metric tonne milled are expected to increase by 2% over 2009 costs primarily as a result of a stronger local currency in 2010.  We anticipate cash costs per ounce in 2010 to decrease to $4.25 compared to 2009’s actual cost of $6.58 due to higher zinc and copper metal by-product credits.

Morococha’s capital budget totals $8.6 million in 2010 and is largely comprised of $5.0 million planned for mine development in the Alapampa area (containing the high grade Morro Solar vein) and continuing development to the deeper zones of the Yacumina zone in addition to sustaining capital and exploration.

Quiruvilca Mine

In 2010, we expect to produce 1.4 million ounces of silver at a cash cost of $7.00 per ounce.  Our plan to initiate the process necessary to suspend operations at the Quiruvilca mine in 2009 has been deferred based on the improvement in the price environment for metals in 2009.  Our intention now is to operate the Quiruvilca mine throughout 2010 while still continuing to prepare for mine closure.  The production profile is expected to be similar to that achieved in 2009. Higher by-product credits and lower project costs are expected to more than offset the effects of a stronger local currency.  This will result in cash costs per ounce decreasing by 19% as compared to 2009.

We plan to continue short-term development to maintain operations throughout 2010, anticipating the continuation of operations beyond 2010 depending on metal prices.  As we did in 2009, we plan to expense all project expenditures at Quiruvilca in 2010.  We also plan concurrent reclamation spending of approximately $0.8 million which will be recorded against the existing asset retirement obligation on our balance sheet.

Pyrite Stockpile

In 2010, we expect to produce 0.2 million ounces of silver at a cash cost of $4.00 per ounce.  Our outlook for 2010 is based on the assumption that the La Oroya smelter restarts operations in the second quarter of 2010 and resumes the purchase of our Pyrite Stockpile material.  As there are no other likely buyers of this material, we are dependent on sales to the La Oroya smelter to report silver production from this operation.

Alamo Dorado Mine

In 2010, we expect to produce 4.2 million ounces of silver at a cash cost of $6.75 per ounce.  While we expect that Alamo Dorado will continue to process an average of 4,500 tonnes per day of ore in 2010, we anticipate a decrease in the silver and gold grades, with silver recoveries stable around 88%.  Based on these assumptions, the mine is expected to produce approximately 20% less silver and gold than it did in 2009.  We plan to decrease the mining rate from 6.0 million tonnes in 2009 to 4.8 million tonnes in 2010, of which 1.7 million tonnes are expected to be ore (strip ratio of 1.8:1).  Cash costs per ounce are expected to increase to $6.75, as lower silver grades, higher costs of caustic soda and sulphuric acid, stronger local currency and lower by-product credits from gold revenues all contribute to higher cash costs.

Capital expenditures are expected to be $1.8 million, primarily for a spare grinding mill motor and a haul truck.

La Colorada Mine

In 2010, we expect to produce 3.6 million ounces of silver at a cash cost of $8.75 per ounce.  We plan to continue shifting production from the lower-grade oxide zone in Estrella and Candelaria and expand production from the sulphide zone in Recompensa and Candelaria in 2010.  This shift, combined with the higher recovery rates in the sulphide plant are expected to result in a 4% increase in silver production, as well as increases in the production of zinc and lead, offset by lower gold production from the oxide plant.  Overall, throughput rates are expected to increase by 6% relative to 2009 as investments in mine development, particularly related to ventilation and dewatering, are enabling access to ore deeper in the mine.  Operating costs per tonne in 2010 are expected to increase over 2009’s costs due to the implications of mining deeper sulphide reserves, increased mine development for the increased throughput, a stronger local currency and expected increases in diesel fuel and energy costs.  Cash costs per ounce are expected to increase by 16% from 2009’s cash costs as a result of the higher expected operating costs, somewhat offset by higher by-product credits.

Capital expenditures at La Colorada in 2010 are expected to be $6.3 million, and are comprised mostly of expenditures related to underground mining equipment, work to complete a tailings dam raise and exploration drilling.

San Vicente Mine

In 2010, we expect to produce 3.0 million ounces of silver at a cash cost of $7.00 per ounce for Pan American’s 95% interest in San Vicente.  The 2010 plan for San Vicente contemplates the new mill operating close to design capacity of 750 tonnes per day.  Continued development of the high-grade Litoral vein is expected to deliver ore with silver grades of 417 grams per tonne and zinc grades are expected to increase to 2.65%.  Mining activities at San Vicente in 2010 are expected to contribute 14% more silver and zinc production is expected to more than double from 2009 levels.  Stabilization of throughput rates near design capacity is expected to result in a 12% decrease in operating costs per tonne.  Cash costs per ounce are expected to be similar to 2009 as the negative impact of lower silver grades is expected to be entirely offset by lower costs per tonne and higher zinc by-product credits.

The capital budget for 2010 at San Vicente is $7.9 million. The main capital projects include $3.5 million for a tailings dam raise, $0.9 million to complete the installation of the hoist and head frame and $0.8 million for a shaft deepening.

Manantial Espejo Mine

In 2010, we expect to produce 4.6 million ounces of silver at a cash cost of $3.25 per ounce. The key objectives in 2010 for Manantial Espejo are to maintain design throughput of 2,000 tonnes per day of ore averaging 225 grams per tonne of silver and to improve silver recoveries to 89%, thereby becoming Pan American’s largest silver producer in 2010.

The 2010 mine plan calls for a total of 8.4 million tonnes to be mined from open pits, including 0.5 million tonnes of ore and an additional 0.16 million ore tonnes to be mined from underground.

 Despite the expected 15% increase in throughput rates, gold head grades are expected to decrease by 22%, which will result in an 11% decline in gold production.  The drop in gold production and the resultant decline in by-product credits is the principal reason for the increase in cash costs to $3.25 per ounce.

The capital budget for 2010 totals $10.9 million with the largest capital item being $5.4 million to be spent on advancing an electrical power line.  This is an important capital project as we strive to relieve the need for relatively high-cost onsite diesel generated power.  Additional capital expenditures include completing a tailings dam raise and exploration drilling.

2009 OPERATING PERFORMANCE

The following table reflects silver production and cash costs at each of Pan American’s operations for 2009, as compared to 2008 and 2007.

	Silver Production (ounces ‘000s)			Cash Costs1 ($ per ounce)
	2009	2008	2007	2009	2008	2007

Manantial Espejo	3,783	-	-	$(0.84)	-	-
Huaron	3,563	3,628	3,827	$9.95	$8.06	$2.78
Morococha2	2,762	2,476	2,870	$5.86	$2.84	$(2.16)
Quiruvilca	1,422	1,383	1,569	$8.64	$6.61	$2.43
Pyrites Stockpiles	98	284	454	$3.78	$4.41	$3.24
Alamo Dorado	5,321	6,116	3,809	$4.51	$4.38	$4.41
La Colorada	3,468	3,911	3,964	$7.55	$8.06	$6.88
San Vicente3	2,627	875	619	$7.07	$7.57	$5.41
Consolidated Total	23,044	18,673	17,113	$5.53	$5.96	$3.42

(1) Cash costs per ounce is a non-GAAP measurement. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.
(2) Morococha data represents Pan American's 92.18% interest in the mine's production.
(3) San Vicente data represents Pan American's 95% interest in the mine's production.

The graph below pictorially presents silver production by mine in 2009 and highlights the diverse nature of Pan American’s silver production.

Pan American‘s silver production increased by 4.4 million ounces to 23 million ounces in 2009 primarily driven by new production from Manantial Espejo and San Vicente, partially offset by decreases at our Mexican operations.  Silver production in 2009 was slightly above our forecast of 22.9 million ounces, including production from Quiruvilca.  Quiruvilca operated for the full year in 2009 and contributed 1.4 million ounces to our consolidated silver production. Higher than forecast silver production at San Vicente, Alamo Dorado, La Colorada and Morococha outweighed shortfalls relative to management’s expectations at Huaron and Manantial Espejo.

Consolidated cash costs per ounce of silver were $5.53 in 2009, a 7% decline from 2008’s cash costs per ounce of $5.96.  The lower cash costs in 2009 primarily reflected the positive results of cost-saving initiatives implemented in late 2008 and the impact of adding negative cash costs at the new Manantial Espejo mine, partially offset by a drop in by-product credits at other operations as a result of the lower base metal prices in 2009.

The following table sets out the Company’s by-product production over the past three years:

	By-Product Production
	2009	2008	2007
Gold ounces	100,704	25,146	23,580
Zinc tonnes	44,246	39,811	39,074
Lead tonnes	14,328	15,974	16,284
Copper tonnes	6,446	6,069	5,650

Pan American achieved increases in gold, zinc and copper production relative to 2008, while lead production declined slightly.  Actual production in 2009 (excluding Quiruvilca), exceeded management’s forecasts in the case of gold by 18%, while zinc, lead and copper production fell short of management’s expectations (by 8%, 13% and 4%, respectively) due primarily to variations in actual grades relative to forecast grades.

A description of each mine and an analysis of their 2009 operating performance, measured against 2008 operating performance and management’s forecasts follows:

Huaron Mine

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

Tonnes milled	177,447	159,066	699,420	732,146
Average silver grade – grams per tonne	182	206	200	194
Average zinc grade	2.56%	2.52%	2.48%	2.31%
Average silver recovery	77.9%	79.2%	79.2%	79.3%
Silver – ounces	810,358	832,556	3,562,893	3,628,490
Gold – ounces	275	287	1,235	1,552
Zinc – tones	2,844	2,591	11,198	11,047
Lead – tones	1,062	1,254	4,372	5,903
Copper – tones	531	472	2,166	1,707

Cash costs per ounce (1)	$10.73	$10.73	$9.95	$8.06
Total costs per ounce (1)	$12.27	$12.00	$11.33	$9.38

Payable ounces of silver	731,223	754,718	3,225,928	3,280,053

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

The Huaron silver-zinc underground polymetallic mine is located 320 km northeast of Lima in the heart of the Cerro de Pasco district.  This is one of Peru's most important mining districts, accounting for more than half of the country's silver production.  Since operations began in 1912, Huaron has produced more than 228 million ounces of silver.

Pan American acquired a majority interest in Huaron in March 2000. The Company fast-tracked the project through feasibility, financing and rehabilitation to re-open the mine and commence full-scale operation in April 2001. Productivity improvements in recent years have increased available tonnage capacity to over 60,000 tonnes per month.

In 2009, Huaron’s silver production remained similar to 2008 production, however cash costs increased by 22% over the previous year. Production rates remained steady as lower throughput was largely offset by higher silver grades.

Cash costs at Huaron increased primarily due to (i) additional costs for dewatering the mine below the drainage tunnel, (ii) the impact of the closure of the La Oroya smelter, which resulted in increased treatment charges for copper concentrate, and (iii) lower by-product credits resulting from weaker base metal prices in 2009.

Silver production in 2009 was 15% below management’s forecast of 4.2 million ounces and actual cash costs were 22% higher than our forecast of $8.14 per ounce.  The reasons for the shortfall in production relative to management’s forecast were lower than planned throughput combined with lower grade ore, which were a consequence of the mine development difficulties encountered, including poor ground conditions and increased water flows.  As a result, access to higher grade ore deeper in the mine, which was anticipated in our forecast, was not fully realized in 2009. The actual cash costs in 2009 relative to forecast cash costs were negatively impacted by the development difficulties described above and by the unanticipated closure of the La Oroya smelter, partially offset by better realized by-product prices than expected.

Morococha Mine*

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

Tonnes milled	169,003	148,867	638,805	599,174
Average silver grade – grams per tonne	155	153	156	153
Average zinc grade	3.16%	3.84%	3.24%	3.34%
Average silver recovery	87.2%	82.7%	86.1%	83.9%
Silver – ounces	733,283	605,245	2,762,064	2,475,516
Gold – ounces	320	248	1,291	1,191
Zinc – tonnes	4,499	4,749	16,942	16,677
Lead – tonnes	1,339	1,365	5,520	6,266
Copper – tonnes	470	576	2,030	2,026

Cash costs per ounce (1)	$2.36	$8.17	$5.86	$2.84
Total costs per ounce (1)	$4.98	$10.37	$8.49	$4.98

Payable ounces of silver	654,293	539,108	2,469,949	2,214,316

*	Production and cost figures are for Pan American’s share only. Pan American’s ownership changed from 89.4% to 92.18% in December 2008.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

Pan American acquired the Morococha mine in Peru in August 2004. Morococha is an underground, polymetallic vein mine located 50 kilometres southwest of the Company's Huaron mine.

The Morococha district has been mined continuously for more than 100 years and lies within one of the world's most prolific mineral belts for polymetallic vein systems.  Morococha hosts a very large and prolific network of veins, mantos, skarns, and other replacement ore bodies within a mineral rights package covering 110 square kilometres of concessions.

In 2009, Morococha’s silver production increased by 12% compared to 2008 production, however, cash costs increased by 108% over the previous year. The increase achieved in silver production was a combined result of higher throughput rates, silver grades and recoveries.

Cash costs at Morococha increased primarily due to the impact of the closure of the La Oroya smelter, which resulted in increased treatment charges for copper concentrate and lower by-product credits resulting from weaker base metal prices in 2009.

Silver production in 2009 was 2% above management’s forecast of 2.7 million ounces and actual cash costs were 25% lower than our forecast of $7.82 per ounce.  The reasons for the higher than expected silver production relative to management’s forecast were higher throughput and better recoveries than planned, partially offset by lower silver grades, which were a consequence of the timing of mine development around the higher-grade Morro Solar zone.  The actual cash costs in 2009 relative to forecast cash costs benefited from better realized by-product prices, higher throughput and recovery rates than expected, partially offset by the unanticipated closure of the La Oroya smelter.

Quiruvilca Mine

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

Tonnes milled	82,357	82,707	330,030	349,022
Average silver grade – grams per tonne	159	148	155	145
Average zinc grade	3.84%	3.25%	3.80%	2.84%
Average silver recovery	86.5%	86.3%	86.3%	85.2%
Silver – ounces	364,176	339,172	1,421,897	1,382,990
Gold – ounces	424	384	1,522	1,807
Zinc – tonnes	2,774	2,307	10,993	8,263
Lead – tonnes	784	815	3,230	2,793
Copper – tonnes	407	512	1,643	2,185

Cash costs per ounce (1)	$6.26	$13.88	$8.64	$6.61
Total costs per ounce (1)	$6.85	$16.30	$9.25	$9.05

Payable ounces of silver	332,568	309,476	1,288,720	1,267,679

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

The Quiruvilca mine is located approximately 130 kilometres inland from the coastal city of Trujillo.  Mineralization was first reported in the area in 1789, and the mine has been in continuous operation since 1926. The underground workings cover an area four kilometres long by three kilometres wide and extend more than 400 meters in depth.  Pan American has operated Quiruvilca since late 1995.

Quiruvilca’s 2009 silver production and recovery were similar to 2008 levels. Silver production remained steady as the impact of processing 5% less tonnage was offset by the benefit of higher silver grades.

Cash costs for 2009 were $8.64 per ounce, up from $6.61 per ounce a year ago, primarily reflecting the fact that all expenditures at Quiruvilca were expensed (including items that would normally have been capitalized if the operation were not being prepared for care and maintenance).  Quiruvilca’s cash costs were also negatively impacted by the closure of the La Oroya smelter as treatment charges for copper concentrate increased significantly.

As reported previously, management has activated plans to place Quiruvilca on care and maintenance and therefore management did not include any production from the mine in the Company’s consolidated 2009 forecasts.  Based on the improvement in the price environment for metals in 2009, our intention is to operate the Quiruvilca mine throughout 2010 while still continuing to prepare for mine closure depending on metal prices.

Pyrite Stockpiles

Three months ended		Twelve months ended
December 31,		December 31,
2009	2008	2009	2008

Tonnes sold	-	9,353	13,984	38,712
Average silver grade – grams per tonne	-	210	218	228
Silver – ounces	-	63,226	98,235	284,194

Cash costs per ounce (1)	$-	$3.03	$3.78	$4.41
Total costs per ounce (1)	$-	$3.03	$3.78	$4.41

Payable ounces of silver	-	31,977	50,218	146,982

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

The silver-rich stockpiles are located in the Cerro de Pasco mining district of Peru.  Volcan Compañía Minera, a Peruvian mining company, is the largest ore producer in this district.  For many decades, Volcan's Cerro de Pasco mine accumulated silver-rich stockpiles from which the silver could not be extracted by standard metallurgical processes.  In November 2002, Pan American acquired the stockpiles and entered into an agreement to mine and sell 600,000 tonnes of the highest grade silver stockpiles to the La Oroya smelter, where the ore is used as a process flux.

In 2009, silver production from the Stockpiles was significantly below 2008 production and management’s forecast for 2009 as a direct consequence of the closure of the La Oroya smelter, which is the only buyer of this material.

Alamo Dorado Mine

Three months ended		Twelve months ended
December 31,		December 31,
2009	2008	2009	2008

Tonnes milled	432,944	339,236	1,671,257	1,478,423
Average silver grade – grams per tonne	97	149	111	149
Average gold grade – grams per tonne	0.36	0.30	0.39	0.42
Average silver recovery	85.4%	89.4%	87.7%	89.0%
Silver – ounces	1,062,582	1,441,797	5,320,637	6,115,836
Gold – ounces	4,332	3,180	18,211	16,822
Copper – tonnes	4	-	206	-

Cash costs per ounce (1)	5.07	6.18	4.51	4.38
Total costs per ounce (1)	9.81	10.80	9.12	9.02

Payable ounces of silver	1,058,770	1,438,193	5,284,037	6,100,546

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

Alamo Dorado is an open-pit mine located in the Mexican state of Sonora, approximately 320 km from the state capital of Hermosillo.  Corner Bay Silver, a Toronto-listed exploration company, began grassroots reconnaissance of the area in 1997.  Pan American acquired Corner Bay and the Alamo Dorado project in February 2003. The mine began commercial production on April 1, 2007 after the construction of the mine, plant and related infrastructure was completed substantially on schedule and on budget by the end of 2006. The capital expenditures required for the construction of Alamo Dorado totaled approximately $80 million.

Although mill tonnage at Alamo Dorado increased by 13% in 2009 to 1.7 million tonnes, silver production decreased by 13% from 2008 production levels due to lower silver grades and recovery.

Alamo Dorado’s cash costs per ounce were $4.51 in 2009, a 3% increase from 2008’s cash costs of $4.38, due mainly to lower silver grades and recovery.

Silver production in 2009 was 11% above management’s forecast of 4.8 million ounces and actual cash costs were 29% lower than our forecast of $6.32 per ounce.  The primary reason for the higher than expected silver production relative to management’s forecast were higher throughput than planned, partially offset by slightly lower silver grades and recoveries.  The higher throughput also contributed to a 57% increase in gold production from the forecast of 11,610 ounces to 18,211 ounces produced in 2009.  The actual cash costs in 2009 relative to forecast cash costs benefited from higher realized by-product prices, higher throughput rates and a weaker local currency than expected.

La Colorada Mine

Three months ended		Twelve months ended
December 31,		December 31,
2009	2008	2009	2008

Tonnes milled	83,460	93,518	324,916	377,844
Average silver grade – grams per tonne	408	370	384	371
Average silver recovery	86.2%	86.9%	86.2%	86.4%
Silver – ounces	945,933	961,720	3,467,856	3,910,830
Gold – ounces	1,741	969	6,554	3,773
Zinc – tonnes	638	586	2,311	1,835
Lead – tonnes	288	299	1,205	1,012

Cash costs per ounce (1)	$7.66	$8.50	$7.55	$8.06
Total costs per ounce (1)	$11.31	$10.54	$11.21	$10.09

Payable ounces of silver	909,623	923,422	3,333,170	3,742,934

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

Pan American acquired the La Colorada mine in 1998.  It consists of six contiguous blocks of exploration permits and exploitation claims totalling 2,230 hectares.

The project lies within a geologic belt known as the "faja de plata" (silver belt) that extends for 800 km along the Sierra Madre Mountains and is defined by prolific silver deposits that make Mexico the largest silver producing country in the world.  The exploration success achieved at La Colorada in 2009 illustrates the excellent potential for extending reserves through discovery and additional development.

In 2009, La Colorada’s silver production decreased by 11% compared to 2008 production, however, cash costs declined by 6% over the previous year. The decrease in silver production levels was a result of a 14% drop in throughput rates, partially offset by slightly higher silver grades.

Cash costs at La Colorada declined in 2009 primarily due to higher by-product credits as a result of increased gold and base metal production.

Silver production in 2009 was 4% above management’s forecast of 3.35 million ounces and actual cash costs were 6% lower than our forecast of $8.01 per ounce.  The reason for the higher than expected silver production relative to management’s forecast was higher throughput than planned, partially offset by lower silver grades and recoveries.  The actual cash costs in 2009 relative to forecast cash costs benefited from higher realized by-product prices, higher throughput rates and a weaker local currency than expected.

San Vicente Mine*

Three months ended		Twelve months ended
December 31,		December 31,
2009	2008	2009	2008

Tonnes milled	60,747	26,977	167,006	93,591
Average silver grade – grams per tonne	595	472	537	348
Average zinc grade	2.42%	2.74%	2.26%	2.72%
Average silver recovery	92.0%	89.8%	91.0%	83.6%
Silver – ounces	1,069,572	360,846	2,626,774	875,083
Zinc – tonnes	1,135	576	2,803	1,989
Copper – tonnes	170	48	401	152

Cash costs per ounce (1)	$6.56	$6.10	$7.07	$7.57
Total costs per ounce (1)	$8.72	$6.99	$9.51	$8.75

Payable ounces of silver	1,005,014	330,319	2,458,600	790,320

*	Commercial production from the new processing facility commenced on April 1, 2009.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

The San Vicente silver-zinc mine is located in the Bolivian Andes. More than 20 bonanza type silver-zinc veins are known to occur over an area of 1.5 kilometres on surface and extend to at least 200 meters in depth.  The project consists of 15 mining concessions totalling 8,159 hectares.

San Vicente was operated from 1972 to 1993 by COMIBOL, the Bolivian state mining company.  In 1999 Pan American optioned the project from COMIBOL under a joint venture agreement.  In June 2007 Pan American increased its ownership interest by 40% to 95%.  Over the past several years, mining operations at San Vicente were conducted on a limited basis, where ore was trucked to a small third party mill for processing.  Given the discovery of the high grade Litoral vein system, Pan American decided in mid-2007 to invest in constructing its own 750 tonne-per-day processing facility and to increase the production rates. Commissioning activities proceeded smoothly since the April 2009 start-up leading the Company to declare commercial production in the very first month of operation.  The total investment to expand San Vicente and build the new processing facility was approximately $72 million, excluding recoverable VAT taxes. The San Vicente mine performed exceptionally well in 2009 and became Pan American Silver’s largest silver producer for the fourth quarter of 2009.

In 2009, San Vicente’s silver production increased by 200% compared to 2008 production, and cash costs declined by 7% over the previous year. The increase achieved in silver production levels were a combined result of much higher throughput rates, silver grades and recoveries as the new processing facility ramped up successfully.  Cash costs at San Vicente decreased due to better efficiencies in the new mill, partially offset by lower by-product credits per ounce resulting from weaker base metal prices in 2009.

Silver production in 2009 was 38% above management’s forecast of 1.9 million ounces and actual cash costs were in line with the forecasted costs of $6.98 per ounce.  The reasons for the higher than expected silver production relative to management’s forecast were significantly higher grades and recoveries than planned, partially offset by lower throughput, which was a consequence of the timing of completion of construction relative to mine ore extraction sequencing.  The actual cash costs in 2009 relative to forecast cash costs benefited from better realized by-product prices offset by lower than expected zinc production on account of lower grades, recovery and throughput than expected.

Manantial Espejo Mine*

Three months ended		Twelve months ended
December 31,		December 31,
2009	2008	2009	2008

Tonnes milled	188,149	-	632,949	-
Average silver grade – grams per tonne	186	-	209	-
Average gold grade – grams per tonne	3.63	-	3.79	-
Average silver recovery	87.9%	-	87.6%	-
Silver – ounces	1,006,823	-	3,783,183	-
Gold – ounces	19,533	-	71,892	-

Cash costs per ounce (1)	0.11	-	(0.84)	-
Total costs per ounce (1)	9.12	-	8.19	-

Payable ounces of silver	1,005,313	-	3,777,508

*	Commercial production commenced on January 1, 2009.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

Reconnaissance exploration on the Manantial Espejo property was first carried out in the 1970s by the Argentinean government.  In 2002, the Company acquired a 50% interest in the project and in March 2006, the Company negotiated and entered into a purchase agreement for the remaining 50% interest, thus becoming a 100% owner of the Manantial Espejo project.

In March 2006, Pan American completed a feasibility study and the 43-101 Technical Report for the Manantial Espejo Project, based upon a combination open pit and underground mine plan, and a conventional milling and leaching circuit with a design capacity of 2,000 tonnes per day.  In the same month, the Company’s board of directors approved a project to construct the Manantial Espejo mine, which was completed in December 2008.  The mine achieved an outstanding start-up performance and in its first full year of commercial production, produced 3.8 million ounces of silver and over 70 thousand ounces of gold.  Cash costs for 2009 were negative $0.84 per ounce.

Silver production in 2009 was 12% below management’s forecast of 4.3 million ounces, however, gold production exceeded management’s forecast of 62 thousand ounces by 16% and resulted in cash costs that were significantly below management’s forecast of $2.25 per ounce.  The reasons for the lower silver production but higher gold production were lower silver grades and recoveries, while the reverse was true of actual gold production compared to management’s forecast.  The actual cash costs in 2009 relative to forecasted cash costs benefited from higher realized gold prices and higher gold production than expected.

OVERVIEW OF 2009 FINANCIAL RESULTS

The table below sets out highlights of Pan American’s quarterly results, expressed in thousands of US dollars (except for per share detail), for the past 12 quarters, together with select balance sheet information for the prior three years.

	QUARTERS ENDED (UNAUDITED)				YEARS ENDED

2009	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Net income (loss) for the period	$6,610	$10,208	$17,375	$27,805	$61,998
Net income (loss) per share - Basic	$0.08	$0.12	$0.20	$0.31	$0.71
- Diluted	$0.08	$0.12	$0.20	$0.31	$0.71
Sales	$70,406	$111,392	$118,608	$154,406	$454,812
Mine operating earnings*	$10,474	$23,490	$34,708	$57,334	$126,006
Income tax provision	$(2,350)	$(2,694)	$(7,483)	$(15,229)	$(27,756)
Cash Flow from (used in) operations	$(5,375)	$32,034	$37,099	$52,210	$115,968

Other financial information:
Total Assets					$1,848,609
Total long-term financial liabilities					$389,383
Total Shareholders Equity					$1,343,790

2008	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Net income (loss) for the period	$30,157	$21,357	$6,404	$(33,316)	$24,602
Net income (loss) per share - Basic	$0.38	$0.26	$0.08	$(0.41)	$0.31
- Diluted	$0.38	$0.26	$0.08	$(0.41)	$0.30
Sales	$108,750	$104,079	$79,493	$46,278	$338,600
Mine operating earnings (losses)*	$48,375	$39,259	$15,469	$(9,884)	$93,219
Income tax (provision) recovery	$(14,497)	$(12,451)	$(5,988)	$8,506	$(24,430)
Cash Flow from (used in) operations	$20,964	$52,654	$24,262	$(4,895)	$92,985

Other financial information:
Total Assets					$873,383
Total long-term financial liabilities					$102,715
Total Shareholders Equity					$685,641

2007	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Net income for the period	$20,435	$18,472	$23,891	$26,062	$88,860
Net income per share - Basic	$0.27	$0.24	$0.31	$0.34	$1.16
- Diluted	$0.26	$0.23	$0.30	$0.33	$1.12
Sales	$48,057	$79,211	$87,907	$85,889	$301,064
Mine operating earnings*	$14,874	$31,417	$29,125	$28,859	$104,275
Income tax provision	$(2,600)	$(10,160)	$(6,246)	$(599)	$(19,605)
Cash Flow from operations	$2,262	$18,168	$20,223	$26,708	$67,361

Other financial information:
Total Assets					$762,903
Total long-term financial liabilities					$99,219
Total Shareholders Equity					$599,617

*	Mine operating earnings/(losses) is equal to sales less cost of sales less depreciation and amortization, which is considered to be substantially the same as gross margin.

Note: The Company did not declare or pay any dividends during the historic periods under review. The Company announced its first dividend on February 15, 2010.

Statement of Operations

Net income for 2009 was $62 million, compared to net income of $24.6 million for 2008.  Basic earnings per share for 2009 were $0.71 compared to $0.31 in 2008.  The significant increase in net income was primarily due to improved operating results which were attributable to the commencement of production at Manantial Espejo and San Vicente in 2009.

Earnings for 2009 were reduced by the following items:  (i) a non-cash, doubtful debt provision of $4.4 million due to the uncertainty in collecting a long term receivable from Doe Run Peru, (ii) a non-cash fair value charge of $2.2 million for a delay in recovery of the long-term VAT receivable in Argentina, and (iii) a donation of $2.3 million to the University of British Columbia for the construction of an earth science building.  Earnings for 2008 included the following material items:  (i) a write-down of the Quiruvilca mine of $15.1 million, (ii) foreign exchange losses of $8.8 million, and (iii) other expenses of $4.7 million related to reductions in personnel.

Sales in 2009 were a record $454.8 million, an increase of 34% over the 2008 sales.  This increase was driven primarily by increased quantities of silver and gold sold, with a partial offset from lower base metal prices.

Mine operating earnings, defined as sales less cost of sales and depreciation and amortization, jumped to $126.0 million in 2009, an increase of 35% over the prior year.  This change was from the combined effect of an increase in sales, as described above, partially offset by higher cost of sales and depreciation and amortization charges.

Cost of sales for the year was $245.6 million, a 23% increase from the $199.0 million realized in the same period last year.  This increase was a result of greater quantities of silver and gold production sold.  The Company continued to focus on cost control initiatives implemented in 2008 and benefited from general reductions in the cost to purchase energy, local currencies, and consumables at all operations.

Depreciation and amortization charges of $83.2 million in 2009 were 79% higher than the $46.3 million recorded in 2008.  This increase was attributable to the additional depreciation charges that resulted from the commencement of commercial production at Manantial Espejo and San Vicente.

Income tax provision for 2009 amounted to $27.8 million compared to $24.4 million in 2008.  The increased income tax provision was due to higher taxable income generated in Peru and Argentina relative to the prior year.

At the end of 2009 and at the date of this MD&A, the amount owed to the Company by Doe Run Peru (“DRP”) was approximately $8.8 million. The Company established a doubtful debt provision of $4.4 million of the amount receivable in Q2 2009 and, in addition, reclassified the remaining receivable balance of $4.4 million from current assets into long term assets on its consolidated balance sheet. This reclassification reflects the Company’s current expectation that the remaining receivable balance of $4.4 million owed by DRP may not be recovered within the next twelve months, and in recognition of that expectation, the Company recorded an additional charge of $0.6 million in Q2 2009 related to the negative present value impact of the expected delay in the recovery of the DRP receivable.  The Company believes that the circumstances surrounding DRP do not warrant any further changes to the accounting treatment in 2009 and the Company remains optimistic that the La Oroya smelter will resume operations in the first half of 2010.

Cash Flow

Operating activities generated $116.0 million in 2009, a new record for the Company, compared to $93.0 million generated by operations in 2008, which was the previous record operating cash flow.  Before changes in non-cash working capital items, which used $35.7 million in 2009 (2008 - $6.9 million), cash flow from operations in 2009 was $151.7 million (2008 - $99.9 million).  The increase in operating cash flow in 2009 was primarily due to the additional operating cash flow from Manantial Espejo and San Vicente, which contributed operating cash flow, before changes in non-cash working capital items of $45.5 million and $21.9 million, respectively.

Investing activities used $146.3 million in 2009, inclusive of $80.1 million invested in short term investments.  The balance of investing activities primarily consisted of final construction related expenditures at Manantial Espejo of $13.5 million, while $19.0 million was spent to complete the expansion at San Vicente.  Sustaining investments in property, plant, and equipment were made at Morococha, Huaron, and La Colorada where $8.1 million, $7.0 million and $3.1 million were spent, respectively.  In addition, $12.4 million was paid as refundable VAT tax in Argentina and Bolivia.

Investing activities used $168.8 million in 2008 and were dominated by construction expenditures at Manantial Espejo of $126.4 million, while $54.6 million was spent on the expansion at San Vicente.  In addition, significant investments in property, plant, and equipment were made at Morococha, La Colorada, Huaron, and Quiruvilca where $18.8 million, $11.9 million, $13.5 million, and $5.3 million were spent, respectively. Partly funding these expenditures and included in investing activities in 2008 was the sale of $62.8 million of short-term investments and the receipt of $12.2 million from the sale of our interest in other mineral assets.

Financing activities in 2009 generated $104.1 million, primarily from proceeds of the public offering of common shares in February 2009 when the Company issued 6.37 million common shares at a price of $16.25 per share, for proceeds of $98.3 million, net of underwriting fees and issue expenses. Financing activities also included contributions from minority shareholders in the San Vicente project and short term concentrate advances of $5.7 million.

Financing activities in 2008 generated $50.7 million including proceeds from the exercise of warrants and share options of $50.8 million.  Also included are contributions from minority shareholders in the San Vicente project and short term loans of $2.5 million, partially offset by $2.6 million in dividends paid to minority shareholders of the entity that operates the Morococha mine in Peru.

Statement of Operations: Q4 2009

Net income during the fourth quarter of 2009 (Q4 2009) was $27.8 million or $0.31 per share compared to a net loss of $33.3 million or $0.41 per share for the comparable period in 2008.  The improvement in earnings was a result of significantly better operating results resulting from higher quantities of silver and gold sold at increased metal prices.

Earnings for the period were negatively impacted by the following items:  (i) a non-cash fair value charge of $2.2 million for a delay in recovery of the long-term VAT receivable in Argentina; (ii) a donation of $2.3 million to the University of British Columbia for the construction of an earth science building; and (iii) $4.6 million in exploration activities, mainly at La Preciosa.

Sales during Q4 2009 were $154.4 million, a significant increase from the $46.3 million of sales in the same period last year.  This 234% increase in sales was driven primarily by increased quantities of silver and gold sold and considerably higher metal prices.

Mine operating earnings rose to $57.3 million, a dramatic improvement from a $9.9 million loss in the same quarter last year.  This increase was a result of increased sales in Q4 2009, as described above, and partially offset by increases in the cost of sales and the charges for depreciation and amortization.

Cost of sales for Q4 2009 of $72.7 million increased by 67% from $43.6 million in the comparable period last year.  This increase was a result of greater quantities of silver and gold production sold.

Depreciation and amortization charges for Q4 2009 increased to $24.4 million from $12.5 million in Q4 2008.  Production from Manantial Espejo and increased production from San Vicente were again the primary reason for this upward trend.

Income tax provision during Q4 2009 amounted to $15.2 million compared to a $8.5 million benefit in Q4 2008.  The income tax expense resulted primarily from taxable income generated in all the jurisdictions the Company operates in and a $1.9 million adjustment resulting from a Mexican tax legislation change in Q4 2009.

Cash Flow: Q4 2009

Cash flow generated from operating activities in Q4 of 2009 was $52.2 million compared to cash used in operating activities of $4.9 million in the comparable quarter of 2008.  Operating cash flow in Q4 of 2009 was positively impacted by significantly higher metal prices and by operating cash flow from Manantial Espejo and San Vicente, neither of which were in operation in Q4 of 2008.

Investing activities in Q4 of 2009 used $17.9 million, including the investment of $6.3 million in short term investments.  Aggregate sustaining capital expenditures of $7.6 million were spent during the quarter at all operations and an additional $1.9 million was paid as refundable VAT in Argentina and Bolivia.  The Company also spent approximately $3.3 million on cost associated with closing the Aquiline transaction in the quarter.  Cash used in investing activities in Q4 of 2008 was $34.3 million, mainly to complete the construction of Manantial Espejo, where $26.4 million was spent, and to advance the expansion of San Vicente, where $22.6 million was spent during the quarter.  The Company also invested approximately $11.5 million at the other operations in Q4, offset in part by sales of short term investments of $23.3 million.

In Q4 of 2009, cash generated by financing activities totalled $1.0 million and was comprised of advances against concentrate shipments.

LIQUIDITY POSITION

The Company’s cash balance at December 31, 2009 was $100.5 million, which was an increase of $73.7 million from the balance at December 31, 2008.  The balance of the Company’s short-term investments at December 31, 2009 was $92.6 million, an increase of $89.3 million from a year ago. This increase in liquidity in 2009 resulted primarily from cash generated by operating activities of $116.0 million in addition to net proceeds of $98.0 million from the public offering of common shares in February, partially offset by capital expenditures on property plant and equipment of $67.3 million which includes $14.6 million in refundable VAT payments.  The Company does not own any asset-backed commercial paper in its investment portfolio.

Working capital at December 31, 2009 was $272.3 million, an increase of $177.2 million from the prior year-end’s working capital of $95.1 million.  The increase in working capital was mainly due to the $163 million increase in cash and short-term investments, plus a net increase in inventories and other current asset accounts of $35.1 million, partially off-set by increases in accounts payable and other current liabilities of $20.9 million.  The increase in inventories is mainly a result of additions at Manantial Espejo and San Vicente as a consequence of commercial production at those mines.  The increase in current liabilities is also primarily a result of operating activities at Manantial Espejo and San Vicente as well as significantly higher taxes payable as a result of an increase in current taxable income generated.

On October 10, 2008, Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”). The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is principally secured by a pledge of Pan American’s equity interests in its material subsidiaries, has a term of four years.  The interest margin on drawings under the Facility ranges from 1.25% to 2.00% over LIBOR, based on the Company’s net debt to EBITDA ratio.  Pan American has agreed to pay a commitment fee of between 0.55% and 0.375% on undrawn amounts under the Facility, depending on the level of drawings and the Company’s net debt to EBITDA ratio.  Pan American has the ability to increase the Facility amount to $100 million by receiving additional commitments from one or more banks acceptable to the Lenders.  To the date of this MD&A, the Company has not made any drawings under the Facility.

Pan American plans to invest $50.9 million in capital projects in 2010, split between sustaining capital of $45.9 million and $5.0 million in capital for infrastructure development at Morococha. Please refer to the “2010

Operating Outlook” section of this MD&A for a more detailed description of the capital expenditures planned for each mine in 2010.  Alternatives for financing our future capital needs include our significant liquidity position, future operating cash flow, unutilized credit facility and the proceeds of exercised share options.  In the opinion of management, based on the Company’s current liquidity position and the operating cash flows that are expected in 2010 of approximately $130 million, the Company’s liquid assets will be sufficient to discharge liabilities as they come due and to fund planned project development and sustaining capital expenditures in 2010.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

INVESTMENTS AND INVESTMENT INCOME

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return.  The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments.  Market conditions are reviewed constantly and value is added through interest rate anticipation, sector allocation, and security specific valuation.  Custody of securities and cash balances, as well as trading activities may be delegated to various financial institutions.

Investment income for 2009 totalled $6.8 million (2008: $2.7 million) and was primarily made up of interest generated by the Company’s short-term investment portfolio.

CAPITAL RESOURCES

Shareholders’ equity at December 31, 2009 had a balance of $1,343.8 million (2008: $685.6 million).  The Company issued 24.3 million shares during the year, 17.9 million of which were related to the Aquiline transaction and an additional 6.4 million shares in connection with a public offering.  During 2009, Shareholders’ equity was increased by net income for the period of $62.0 million.  Shareholders’ equity was further increased in 2009 by the issuance of warrants in connection with the Aquiline acquisition, which resulted in a $43.2 million increase in contributed surplus.

The following table sets out the common shares, warrants and options outstanding as at December 31, 2009:

Outstanding as at December 31, 2009 (in thousands)
Common shares	105,117
Warrants	7,703
Options	1,469
Total	114,289

As at December 31, 2009, the Company had 105.1 million common shares outstanding for a share capital of $1,206.6 million. The basic weighted average number of common shares outstanding was 87.6 million shares for the year and 88.3 million shares for the quarter ended December 31, 2009.

As of March 19, 2010, the total number of shares outstanding was 106,903,990.

Expiry dates on the warrants range from October 2011 to December 2014, and exercise prices range from CAD$10.02 to CAD$52.10. All outstanding warrants were exercisable at an average weighted exercise price of CAD$33.56 and the weighted average remaining life of the warrants was 57 months.

As at December 31, 2009, the Company had 1.5 million stock options outstanding, with exercise prices in the range of $5.00 and $48.10.  All vested stock options were exercisable at an average weighted exercise price of $29.66 per share and a weighted average life of 27 months.

FINANCIAL INSTRUMENTS

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  At December 31, 2009, the Company had no outstanding base metal positions.  During January and February 2010, the Company entered into zinc option contracts for 3,850 tonnes, which have the effect of ensuring a price between $2,000 and $2,600 per tonne on that quantity of zinc, settling monthly during 2010.  For the same period, the Company has also entered into lead option contracts for 1,375 tonnes, which have the effect of ensuring a price between $1,800 and $2,100 per tonne on that quantity of lead, settling monthly during 2010.  At the date of this MD&A, the positions had a negative mark-to-market valuation of $0.3 million.

Approximately half of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  At December 31, 2009 and at the date of this MD&A, the Company had no outstanding foreign currency contracts.

The Company recorded a gain on commodity and currency contracts of $1.9 million in 2009, compared to a loss of $1.6 million in 2008.  The gain in 2009 was comprised of a mark-to-market unrealized gain of $3.6 million, offset by a realized loss of $1.7 million.  The loss in 2008 was attributed to the net impact from the strengthening of the US dollar relative to MXN and PEN and the Company’s base metal positions resulting from declines in the prices of zinc and lead.

ASSET RETIREMENT OBLIGATIONS

The estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.  The asset retirement obligation is measured using management’s assumptions and estimates for cash outflows.  The Company accrues these costs initially at their fair value, which are determined by discounting costs using the credit adjusted risk-free interest rate. Upon recognition of a liability for an asset retirement obligation, the Company capitalizes these costs to the related mine and amortizes it over the life of each mine on a unit-of-production basis.  Changes due to the passage of time are recognized as an increase in the liability and an accretion expense.

At December 31, 2009 the amount accrued to settle the Company’s asset retirement obligation was $62.8 million (2008 – $57.3 million, 2007 - $50.4 million).  This includes reclamation obligations of $19.9 million related to the Quiruvilca mine with an expected payment starting in two to five years.  Revisions of $2.2 million to the reclamation obligation in 2009 (2008 – 4.4 million, 2007 – 4.0 million) were primarily a result of increased site disturbance and development at Manantial Espejo and from the ordinary course of operations at the Huaron and Alamo Dorado mines.

Accretion charged to 2009 earnings was $3.0 million compared to $2.7 million in 2008 (2007 -$2.9 million).  Reclamation expenditures during the year were $1.0 million compared to $0.2 million in 2008 (2007 - $0.8 million).

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of  operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the Audited Consolidated Financial Statements and the related notes.

An outstanding convertible debenture with a fair value of $20.8 million was issued as part of the Aquiline transaction and could be converted into either (i) 363,854 common shares at a conversion price of CAD$48.10 per common share; or (ii) a contract granting the holder the right to purchase 12.5% of the life of the mine payable silver from the Loma de La Plata deposit of the Navidad property. The holder was required to make this election on February 28, 2010 and elected alternative (ii) above.

The Company had the following contractual obligations at the end of 2009:

PAYMENTS DUE BY PERIOD (IN THOUSANDS OF DOLLARS)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$669	$620	$49	-	-
Current Liabilities	97,446	97,446	-	-	-
Contribution Plan(1)	8,205	2,735	5,470	-	-
Total contractual obligations(2)	$106,320	$100,801	$5,519	-	-

(1)
In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 13. Contract commitments for the plan, payable in CAD, represent minimum payments expected to be paid out, presented above in USD at the year-end rate.

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation (Note 11 in the Consolidated Financial Statements).

GENERAL AND ADMINISTRATIVE

General and administrative costs, including stock based compensation, increased by 22% in 2009 to $12.8 million (2008: $10.4 million).  These costs increased primarily as a result of an accrual related to the Company’s annual incentive plan in 2009, while in 2008 the Company did not make any awards under the annual incentive plan as part of its cost cutting measures.

Our general and administrative costs are expected to increase by $3.2 million or 25% in 2010 over our 2009 costs.  The increase is expected to result primarily from the following factors: (i) the addition of several new professional and administrative positions in 2010, (ii) various expenses related to the integration of Aquiline, including increased travel and (iii) a stronger CAD exchange rate with the USD (1.05 assumed for 2010 versus 1.14 averaged in 2009).

The following table compares our general and administrative budget for 2010 against the general and administrative costs incurred over the previous three years, on a per ounce of silver produced basis.

	Actual			Forecast
	2007	2008	2009	2010
General and administrative costs (in ‘000s of US Dollars)	$9,522	$10,435	$12,769	$15,971
Silver production (in ‘000s of ounces)	17,113	18,673	23,044	23,400
General and administrative costs per silver ounce produced	$0.56	$0.55	$0.55	$0.68

EXPLORATION AND PROJECT DEVELOPMENT

Exploration and project development expenses in 2009 were $9.9 million compared to $5.5 million incurred in 2008.  The expenses recorded in 2009 primarily represented the costs associated with exploration activities at the La Preciosa project, drilling at La Colorada and Manantial Espejo and the Company’s business development activities.  2008’s expenses related mostly to due diligence expenses associated with the Company’s business development activities and drilling expenses at La Colorada and Alamo Dorado.

Pan American’s project exploration activities in 2010 will be focused primarily on our development properties; Navidad and La Preciosa.  We are budgeting to drill approximately 94,000 meters in our project exploration program for 2010, of which 80,000 meters will be at La Preciosa and Navidad.  The budget for project exploration in 2010 is expected to be $15.4 million, which will be expensed.

In addition to exploration activities at Navidad and La Preciosa, we plan to progress both projects towards permitting and feasibility in 2010.  Major areas of activity include environmental baseline work, permit preparation, geology evaluation, metallurgical studies, government relations, tailings site and geotechnical evaluation, water exploration and land reviews.  We anticipate spending approximately $10 million on these activities at Navidad and an additional $3.9 million at La Preciosa in 2010.  The majority of these expenditures will be expensed.

The Company’s mine site exploration program will continue to be very active in 2010 with approximately 89,000 meters of drilling planned.  The cost of these programs is included as part of each mine’s capital budget or included in its operating costs.  The total amount expected to be spent on mine site exploration drilling in 2010 is approximately $8.2 million.  The main objective of this program is to replace reserves and resources mined.  The main targets include the deep Candelaria and Recompensa zones at La Colorada, the Litoral extension at San Vicente, Maria and P veins at Manantial Espejo and multiple structures at Morococha and Huaron.

NON-GAAP MEASURES

Cash and Total Costs per Ounce of Silver

The non-GAAP measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, we have provided a detailed reconciliation of these measures to our cost of sales, as reported in our audited Consolidated Statement of Operations for 2009, 2008, and 2007.

Cash and Total Cost per Ounce Reconciliation
(in thousands of US dollars)		2009	2008	2007

Cost of Sales		$245,637	$199,032	$167,797
Add / (Subtract)
Smelting, refining, & transportation charges		64,118	58,378	87,019
By-product credits		(215,657)	(160,276)	(210,701)
Mining royalties		11,867	4,843	5,761
Worker’s participation and voluntary payments		(1,151)	(1,700)	(6,304)
Change in inventories		15,068	1,419	8,595
Other		3,368	3,980	(579)
Non-controlling interest adjustment		(2,144)	(1,043)	172
Alamo Dorado Commissioning costs				2,719
Cash Operating Costs	A	121,106	104,633	54,478
Add / (Subtract)
Depreciation & amortization		83,169	46,349	28,992
Accretion of asset retirement obligation		2,998	2,687	2,860
Change in inventories		3,388	839	4,081
Other		(271)	(232)	(175)
Non-controlling interest adjustment		(867)	(605)	(933)
Alamo Dorado Commissioning costs				1,304
Total Costs	B	$209,525	$153,671	$90,607

Payable Silver Production (000’s ounces)	C	21,888	17,543	15,912

Cash Costs per ounce	A/C	$5.53	$5.96	$3.42
Total Costs per ounce	B/C	$9.57	$8.76	$5.69

RISKS AND UNCERTAINTIES

Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.  Table 1 below illustrates the effect of changes in silver and gold prices on anticipated sales for 2010:  This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

Table 1	Gold Price
		$800	$900	$975	$1,100	$1,200
	$13.00	$419,864	$427,742	$433,650	$443,496	$451,374
Silver	$14.00	$441,610	$449,487	$455,395	$465,242	$473,119
Price	$15.00	$463,438	$471,315	$477,223	$487,070	$494,947
	$16.00	$485,266	$493,144	$499,052	$508,898	$516,776
	$17.00	$507,094	$514,972	$520,880	$530,726	$538,604

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver.

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

Since base metal and gold sales are treated as a by-product credit for purposes of calculating cash costs per ounce of silver, this non-GAAP measure is highly sensitive to base metal and gold prices.  Table 2 illustrates this point by plotting the expected cash cost per ounce according to the 2010 budget against various price assumptions for the Company’s two main by-product credits, zinc and gold.

Table 2	Gold Price
		$800	$900	$975	$1,100	$1,200
	$1,600	$7.36	$7.01	$6.75	$6.31	$5.95
Zinc	$1,800	$7.12	$6.76	$6.50	$6.06	$5.71
Price	$1,875	$7.02	$6.67	$6.40	$5.96	$5.61
	$2,000	$6.86	$6.51	$6.25	$5.81	$5.45
	$2,200	$6.61	$6.26	$5.99	$5.55	$5.20

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced.  Under these circumstances, the Company may, from time to time, fix the price for a portion of the payable metal content during the month that the concentrates are produced.

Credit Risk

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.  For example, the DRP smelter, a significant buyer of Pan American’s production in Peru, experienced financial difficulties in the first quarter of 2009 and closed.  Pan American continued to sell copper concentrates to other buyers but on inferior terms.  The DRP smelter remains closed and Pan American is owed approximately $8.8 million under the terms of its contract with DRP.

At December 31, 2009 the Company had receivable balances associated with buyers of our concentrates of $54.0 million (2008 - $11.8 million).  Approximately 86% of this receivable balance is owed by five well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

Silver doré production is refined under long term agreements with fixed refining terms at four separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances.  At December 31, 2009 the Company had approximately $15.1 million of value contained in precious metal inventory at refineries (2008 - $6 million). The Company maintains insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries and while at the refineries.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

Exchange Rate Risk

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  The local currencies that we have the most exposure to are the PEN, MXN and ARS.  The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2010, expressed in percentage terms:

MXN
		10	11	12	13	14	15	16
	2.30	111%	109%	107%	106%	105%	104%	103%
	2.50	109%	107%	105%	104%	103%	101%	101%
	2.70	107%	105%	103%	102%	101%	99%	99%
PEN	2.90	105%	103%	101%	100%	99%	98%	97%
	3.10	104%	102%	100%	99%	97%	96%	95%
	3.30	102%	100%	99%	97%	96%	95%	94%
	3.50	101%	99%	97%	96%	95%	94%	93%

Under this analysis, our cost of sales is reflected at 100% at our budget foreign exchange assumptions for the PEN and MXN of 2.90 and 13.00 per one USD, respectively.  Devaluation of the USD relative to the PEN and MXN has the effect of increasing our anticipated cost of sales above 100%, and vice versa.

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and Canadian dollars and, from time to time, enters into forward currency positions to match anticipated spending.  At December 31, 2009, the Company did not have any open currency forward positions, and was holding approximately 26% of its cash balances in currencies other than USD.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies.  Accounting convention dictates that these balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s statement of operations.  More specifically, the preliminary purchase price accounting related to the Aquiline acquisition required the Company to establish a future income tax liability of $255.6 million to reflect the difference between the tax values and the accounting book values of the assets purchased.  As this balance is deemed to be a monetary liability, denominated primarily in Argentine pesos, the Company will be required to mark-to-market this liability for any movements in the exchange rate of that currency against the USD.  This requirement is expected to introduce large foreign exchange gains and losses to the Company’s earnings in the future.  Gains will be recognized to the extent the Argentine peso weakens relative to the USD and vice versa will create losses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The volatility of the metals markets can impact the Company’s ability to forecast cash flow from operations.

The Company must maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous reporting, planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans.  The Company continually evaluates and reviews capital and operating expenditures in order to identify, decrease and limit all non-essential expenditures.  Pan American expects to generate positive cash flow from operations in 2010 and to further strengthen its liquidity position.

Political and Country Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia.  All of these jurisdictions are potentially subject to a number of political and economic risks.  The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control.  These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations.  The Company currently has no political risk insurance coverage against these risks.

Environmental Risks

Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect Pan American’s business, results of operations or financial condition.

Employee Relations

Pan American’s business depends on good relations with its employees.  At December 31, 2009 the Company had approximately 6,729 employees and the employees of mining contractors, of which approximately 2,170 were represented by unions in Peru, 422 by a union in Argentina and a further 276 by a union in Bolivia.  The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As Pan American’s business activity grows, Pan American will require additional key mining personnel as well as additional financial and administrative staff. There can be no assurance that Pan American will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases.  If Pan American is not successful in this regard, the efficiency of its operations could be impaired, which could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American.  The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated.  In addition, Pan American may be involved in disputes with other parties in the future which may result in a material adverse impact on our financial condition, cash flow and results of operations.  Please refer to Note 17 Commitments and Contingencies of the audited consolidated financial statements for further information.

Corporate Development Activities

An element of the Company’s business strategy is to make selected acquisitions.  The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests.  The success of the Company’s acquisitions will depend upon the Company’s ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits.  The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources.  There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of sales and expenditures during the reporting period.  Management has identified (i) Mineral property, plant, and equipment, Construction in progress and Investments in non-producing property (ii) Future income tax provision, (iii) Provision for reclamation and closure, (iv) Stock based compensation and (v) accounting for derivative instruments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

Mineral property, plant and equipment, Construction in progress, and Investment in non-producing properties are the most significant assets of the Company, representing assets in aggregate of $1.5 billion at December 31, 2009.  This amount represents the capitalized expenditures related to the acquisition, exploration, construction and development of mineral deposits. Construction costs on development projects are capitalized until the mine is substantially complete and ready for production.  The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense.  Annually, or more frequently as circumstances require, Pan American assesses the recoverability of the carrying values of its mining properties and investments by performing impairment evaluations. These evaluations consist of comparing each asset’s carrying value with the estimated undiscounted future net cash flows.  Future cash flows are estimated based on production, metal prices, capital and operating costs.  Where those estimated cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value.

No impairments were recorded in 2009, based on impairment analyses using an average silver price of $12.50 per ounce, which is consistent with the long-term silver price assumption utilized by the Company for the estimate of reserves and resources.  Other estimates incorporated in the impairment evaluations include processing and mining costs, mining tonnage, ore grades and recoveries, which are all subject to uncertainty.  If silver prices fall below $10.05 per ounce for a sustained period of time or some of the other assumptions prove inaccurate, material asset impairment charges may be required in the future.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it estimates will, more likely than not, fail to be realized.  The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.  Please refer to note 18 of the Company’s consolidated financial statements for a description of our future income tax provision.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however, changes in regulatory requirements and new information may result in revisions to the estimates.  The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.  Accordingly, at December 31, 2009 the expected present value of future site restoration costs for the Huaron, Morococha, Quiruvilca, La Colorada, Alamo Dorado, Manantial Espejo and San Vicente mines were estimated using discount rates between 5% and 19% at $62.8 million (2008 - $57.3 million).  This estimate was increased in 2009 primarily as a result of accretion of the liability of $3.0 million and the recognition of an additional $2.2 million related to the increased site disturbance and development at Manantial Espejo and from the ordinary course of operations at the Huaron and Alamo Dorado mines.  Finally $1.2 million was added from the acquisition of Aquiline.  The reclamation provision was reduced in 2009 by $1.0 million of closure expenditures.

Pan American estimates expenses related to stock-based compensation on the fair value method of accounting.  Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in each period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the balance sheet.  In 2009, the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions – no dividends will be paid, a weighted average volatility of the Company’s share price of 54%, a weighted average annual risk free rate of 1.2% and an expected life of between 1.5 and 3 years.  The resulting weighted average option valuation was $CDN 5.37 per share and a total expense related to stock options in 2009 of $1.7 million (2008 - $1.7 million).  The charge to the Company’s income statement is incorporated as part of the general and administrative expenses.

The Company has considered CICA 3865 – Hedges, which specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting.  Based on CICA 3865, the Company’s conclusion is that its forward contracts for the sale of base metals (lead and zinc), its forward contracts for purchasing PEN and MXN with US dollars, and its silver fixing contracts do not qualify for hedge accounting.  As a result, Pan American is required to recognize mark-to-market valuations of its open forward contract positions through its income at the end of each period.

Goodwill and Intangible assets – On January 1, 2009, the Company adopted one new Section of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3064, “Goodwill and Intangible Assets”, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset and, as a result, start-up costs must be expensed as incurred.  The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

Additionally, in 2009 the Accounting Standards Board (“AcSB”) also amended the Handbook Section 3862, “Financial Instruments – Disclosures”, to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses in measuring the fair values of its financial instruments. The new requirements are effective for annual financial statements for fiscal years ending after September 30, 2009, and accordingly, such disclosure has been adopted by the Company in Note 5 in the financial statements.

In addition, two new Emerging Issues Committee (“EIC”) Abstracts, EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities and EIC 174, Mining Exploration Costs, were adopted in the first quarter of 2009.  The adoption of these new CICA pronouncements did not have a material effect on the Company.

Lastly, in December, 2009, the EIC issued EIC Abstract 175, Multiple Deliverable Revenue Arrangements.  This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement consideration should be measured and allocated to the separate units of accounting.  This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011.  Early adoption is permitted.  The Company did not adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s financial position or results of operations.

FUTURE ACCOUNTING CHANGES

The Company has evaluated the adoption of 3 other standards:  Section 1582 “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”.  These new standards align Canadian GAAP with International Financial Reporting Standards.  The effective date for these standards is January 1, 2011, but earlier application is permitted starting January 1, 2009.  The Company has not adopted these standards as at December 31, 2009 and does not expect the adoption of these standards to have a material effect on the Company.

International Financial Reporting Standards

The CICA has announced that Canadian GAAP for publicly accountable enterprise companies will be replaced with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for fiscal years beginning on or after January 1, 2011. The Company will begin reporting our consolidated financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ending December 31, 2010, and of the opening balance sheet as at January 1, 2010.

The Company is continuing to assess the financial reporting impact of the adoption of IFRS and, at this time, the quantitative impact on future financial position and results of operations is not reasonably determinable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS.

The Company continues to advance through the IFRS transition project plan and has progressed through the three phases as described below:

Phase One: Scoping and Diagnostics, which involved project planning and identification of differences between current Canadian GAAP and IFRS, was completed in quarter 2. The resulting identified areas of accounting difference of highest potential impact to the Company, based on existing IFRS, are business combinations, impairment of assets, property plant and equipment, provisions and contingent liabilities, exploration and evaluation expenditures, income taxes, and initial adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS.

Phase Two: Analysis and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.  The Company expects to complete this phase in Q2 2010, which is in line with our project plan.

The progress made in this phase is detailed below:

IFRS 1

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for a first-time adopter with the objective to ensure that an entity’s first IFRS financial statements contain high quality information that:

•	is transparent for users and comparable over all periods presented;
•	provides a suitable starting point for accounting in accordance with IFRSs; and
•	can be generated at a cost that does not exceed the benefits.

Under IFRS 1, transition to IFRS requires retrospective application of IFRSs with all adjustments applied from the date of the Company’s inception, unless certain exemptions are applied.  In absence of an exemption, all such adjustments to assets and liabilities are taken to retained earnings.  The Company expects to apply the following exemptions to its opening statement of financial position dated January 1, 2010:

a.
Decommissioning Liability Exemption
IFRS 1 indicates that a first-time adopter may elect not to apply IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities retrospectively.  The Company plans to apply this election.  Accordingly, the Company will measure the decommissioning liability as at the date of transition to IFRSs in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and estimate the amounts that would have been included in the cost of the related mining property, plant and equipment and recalculate the accumulated depreciation for those assets at January 1, 2010.

b.
Business Combination Exemption
IFRS 1 allows a first-time adopter to avoid application of IFRS 3R Business Combinations retrospectively to business combinations that occurred before either the date of transition to IFRS or an alternative pre-transition date.  The Company will be applying this exemption to business combinations that occurred prior to January 1, 2010.

c.
Employee Benefits Exemption
IFRS 1 gives a first-time adopter the option to recognize all cumulative actuarial gains and losses in equity at the date of transition.  The Company expects to elect this exemption.

d.
Leases
IFRS 1 provides a first-time adopter with an option to not apply certain requirements under IAS 17 Leases retrospectively.  The Company plans to apply two exemptions and accordingly will assess whether an arrangement contains a lease on the basis of facts and circumstances existing at the date of transition to IFRS. Secondly, the Company will not reassess the determination of whether an arrangement contains a lease under IFRS if the determination made under Canadian GAAP gives the same outcome as that from the application of IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease.

e.
Assets and Liabilities of Subsidiaries, Associates and Joint Ventures Exemption
IFRS 1 mandates that when a parent becomes a first-time adopter of IFRS later than its subsidiary, the parent will include the assets and liabilities of the subsidiary in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary.  The Company will apply this exemption to its Peruvian subsidiaries, as they are already reporting under IFRS.

f.
Designation of Previously Recognized Financial Instruments Exemption
IFRS 1 allows an entity to designate any financial asset, other than those required to be classified at ‘fair value through profit or loss’, as available for sale at the transition date.  The Company will apply this exemption at date of transition to IFRS.

g.
Borrowing Costs
This exemption in IFRS 1 allows a first-time adopter to apply the transitional provisions set out in IAS 23 Borrowing Costs at July 1, 2009 or the date of transition to IFRS, whichever is later.  IAS 23 requires the capitalization of borrowing costs related to all qualifying assets.  The Company will elect to apply IAS 23 Borrowing Costs to qualifying assets for which the commencement date for capitalization is on or after January 1, 2010.

Canadian GAAP and IFRS Differences

Significant differences exist in certain areas of recognition, measurement and disclosure between IFRS and Canadian GAAP (‘CGAAP’).  Accordingly, the Company has identified the following significant changes to our accounting policies upon adoption of IFRS:

(i)
IAS 37 Provisions, Contingent Assets and Contingent Liabilities
Unlike Canadian GAAP, there is no specific IFRS that deals with closure costs.  Rather, the general principles set out in IAS 37 apply to all provisions, including those for site closures.  Under IFRS,  the closure provision is measured based on the best estimate of expenditure required to settle the obligation at the balance sheet date using current discount rate and inflation assumptions; thus simplifying the calculation by removing the ‘layering’ concept used for CGAAP.   In addition, IFRS requires that the liability be re-measured at each reporting date versus the passive requirement in CGAAP to re-measure in the event of changes in the amount or timing of cash flows required to settle the obligation.

(ii)
IAS 36 Impairment of Assets
Under IFRS, both the testing for impairment of assets and the determination of impairment losses differ from CGAAP.  In addition, under IFRS, an entity must assess assets for impairment indicators each reporting period (i.e. quarterly) whereas under CGAAP there is only a passive requirement to make such an assessment.  The requirement for testing goodwill and indefinite life intangibles remains unchanged with an annual impairment test performed, regardless of whether impairment indicators exist.

IFRS removes the undiscounted cash flow test under CGAAP for impairment testing, and instead uses a one-step process based on discounted cash flows.  In addition, impairment losses are required to be assessed for reversal or reduction under IFRS, if certain criteria are met.  Finally, management will have to track both impaired and unimpaired balances over life of the asset.  The reversal of impairment losses related to goodwill is prohibited under IFRS.

(iii)
IAS 12 Income Taxes
There are some significant differences between CGAAP and IFRS.   Firstly, IAS 12 requires recognition of deferred taxes for temporary differences that arise on translation of non-monetary assets denominated in currencies other than US dollars.  These non-monetary items are re-measured from the local currency to the functional currency using historical rates and differences result from changes in exchange rates and indexing for income tax purposes.  Under CGAAP, this was not permitted.  The Company has mining properties in Argentina, Peru, Mexico and Bolivia with costs denominated in local currencies.  Therefore, movement between the US dollar and these local currencies will give rise to changes in deferred tax.  Secondly, unlike CGAAP, IFRS prohibits the recognition of deferred taxes at the time of acquisition where the acquisition is not a business combination. Finally, IFRS requires recognition of deferred taxes for unrealized profits on intergroup transactions.

Financial Reporting Expertise in IFRS

The Company has identified resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business. The Company is maintaining its financial reporting expertise and competencies by addressing training requirements through ongoing IFRS sessions provided by external advisors.  The training is targeted to key finance and operational staff and will continue to be delivered in 2010 and 2011.

The Company also held an IFRS information session with members of the Audit Committee members.  During this session, management and external consultants provided the Audit Committee with a review of the timeline for implementation, the implications of specific IFRS standards to the Company’s business and a high-level overview of the expected potential impact to the financial statements.  The Company’s management will continue to provide quarterly presentations and project status updates to the Audit Committee.

IT systems

The extent of the impact on the Company’s information systems for transitioning to IFRS has been determined.  The adoption of IFRS will not have a significant impact on the Company’s information systems and it is in the process of implementing minor modifications to ensure an efficient conversion to IFRS.

Phase Three: Implementation and Review, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; integration of appropriate changes to maintain the integrity of internal control over financial reporting and disclosure controls and procedures; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.  This phase is currently in progress.

All analysis and conclusions are based on the IFRSs effective at December 31, 2009.  As the IASB currently has various projects on its work plan that might affect the Company’s decisions at transition date, the Company continues to monitor these ongoing changes and adjust its transition plans accordingly.  The Company’s transition status is currently on track with its implementation schedule.

SUBSEQUENT EVENTS

During January 2010, the Company issued further common shares and share purchase warrants (1.7 million and 0.7 million, respectively) to bring its ownership interest in Aquiline Resources Inc. to 100% by January 22, 2010.  The final step of the acquisition was achieved through Compulsory Acquisition.  Refer to Note 3 of the Consolidated Audited Financial Statements for further information.

In addition, a convertible debenture with a fair value of $20.8 million was issued as part of the Aquiline transaction and had the option to be converted into either (i) 363,854 common shares at a conversion price of CAD$48.10 per common share; or (ii) a contract granting the holder the right to purchase 12.5% of the life of the mine payable silver from the Loma de La Plata deposit of the Navidad property.  The holder was required to make this election on February 28, 2010 and elected alternative (ii) above.

Lastly, on February 15, 2010, the Company announced that its Board of Directors has approved a semi-annual cash dividend to holders of its common shares. In conjunction with this approval, the Board declared its first cash dividend of $0.025 per common share to holders of record of its common shares as of the close of business on Friday, February 26, 2010.  This dividend was paid to shareholders on or about March 12, 2010 and is designated to be an eligible dividend for the purposes of the Income Tax Act (Canada).  Specific dates and amounts of future dividends will be determined by the Board on an ongoing basis.

DISCLOSURE CONTROLS AND PROCEDURES

Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance.  Internal control is designed to address identified risks that threaten any of these objectives.

As of December 31, 2009, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It includes those policies and procedures that:

a)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and dispositions of Pan American’s assets,

b)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorizations of management and Pan American’s directors, and

c)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American’s assets that could have a material effect on the financial statements.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal control over financial reporting as at December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2009, Pan American’s internal control over financial reporting is effective.  Also, management did not identify any material weaknesses in conducting their evaluation of Pan American’s internal control over financial reporting as at December 31, 2009.

The Company was unable to conduct an assessment of Aquiline’s internal control over financial reporting in the period between the acquisition date and the date of management’s internal control assessment, due to the timing of the acquisition.  Accordingly, management excluded from its assessment the internal control over financial reporting of Aquiline, which was acquired on December 7, 2009, and whose financial statements constitute 44% of total assets, 40% of net assets, 0% of revenues and 0% of net income of the consolidated financial statement amounts as at and for the year ended December 31, 2009.  As permitted under National Instrument 52-109 Certification of Disclosure, the Company will include its assessment of Aquiline’s internal control over financial reporting in its 2010 annual management report on internal control.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors.  Deloitte & Touche LLP, independent registered accountants, were engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  Deloitte & Touche LLP has provided such opinions.

Mineral Reserves and Resources
As of December 31, 2009

MINERAL RESERVES - PROVEN AND PROBABLE
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Proven	6,471	185	38,385	N/A	N/A
		Vein	Probable	4,371	184	25,845	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Proven	4,079	166	21,709	N/A	N/A
		Vein /Mantos	Probable	2,707	187	16,267	N/A	N/A
La Colorada	Mexico	Vein	Proven	1,106	400	14,236	0.55	19,496
		Vein	Probable	1,176	429	16,199	0.47	17,935
Quiruvilca	Peru	Vein	Proven	407	168	2,201	0.77	10,103
		Vein	Probable	363	148	1,725	0.56	6,503
Silver Stockpiles	Peru	Flux Material	Proven	189	318	1,935	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Proven	6,468	100	20,779	0.34	70,491
		Disseminated	Probable	3,678	86	10,116	0.31	36,656
Manantial Espejo	Argentina	Vein	Proven	4,308	163	22,631	2.33	322,749
		Vein	Probable	3,033	138	13,501	2.00	195,032
San Vicente (95%)	Bolivia	Vein	Proven	1,548	423	21,059	N/A	N/A
		Vein	Probable	706	323	7,329	N/A	N/A
TOTALS			Proven + Probable	40,609	179	233,916	+-	678,966

MINERAL RESOURCES - MEASURED AND INDICATED
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Measured	819	159	4,179	N/A	N/A
		Vein	Indicated	521	157	2,638	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Measured	1,091	145	5,098	N/A	N/A
		Vein /Mantos	Indicated	1,409	213	9,667	N/A	N/A
La Colorada	Mexico	Vein	Measured	129	232	960	0.26	1,088
		Vein	Indicated	1,259	215	8,700	0.19	7,839
Quiruvilca	Peru	Vein	Measured	2,386	135	10,392	0.76	58,163
		Vein	Indicated	986	124	3,923	0.80	25,381
Alamo Dorado	Mexico	Disseminated	Measured	1,468	73	3,466	0.36	17,138
		Disseminated	Indicated	2,229	59	4,203	0.52	37,550
Manantial Espejo	Argentina	Vein	Measured	815	100	2,618	1.02	26,723
		Vein	Indicated	2,154	103	7,099	0.98	67,866
San Vicente (95%)	Bolivia	Vein	Measured	1,048	156	5,256	N/A	N/A
		Vein	Indicated	569	187	3,422	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Measured	15,400	137	67,832	N/A	N/A
		Mantos, Diss.	Indicated	139,800	126	564,531	N/A	N/A
Pico Machay	Peru	Disseminated	Measured	4,700	N/A	N/A	0.91	137,509
		Disseminated	Indicated	5,900	N/A	N/A	0.67	127,092
Calcatreu	Argentina	Vein	Indicated	7,995	26	6,606	2.63	676,028
TOTALS			Measured + Indicated	190,678	116	710,590	--	1,182,377

MINERAL RESOURCES – INFERRED
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Inferred	5,416	177	30,754	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Inferred	6,260	177	35,621	N/A	N/A
La Colorada	Mexico	Vein	Inferred	2,750	308	27,245	0.35	31,113
Quiruvilca	Peru	Vein	Inferred	923	113	3,368	0.44	12,951
Alamo Dorado	Mexico	Disseminated	Inferred	1,146	44	1,622	0.59	21,885
Manantial Espejo	Argentina	Vein	Inferred	1,410	103	4,685	1.09	49,419
San Vicente (95%)	Bolivia	Vein	Inferred	513	302	4,977	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Inferred	45,900	81	119,386	N/A	N/A
Pico Machay	Peru	Disseminated	Inferred	23,900	N/A	NA	0.58	445,673
Calcatreu	Argentina	Vein	Inferred	3,413	17	1,822	2.06	226,045
TOTALS			Inferred	91,631	78	229,479	--	787,086

HISTORICAL ESTIMATES
	Location	Unclassified	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Pb (%)	Au Cont (oz)
Hog Heaven (iii)	USA	Historical (iii) (iv)	2,705	167	14,550	0.62	N/A	N/A
Hog Heaven (iii)	USA	Historical (ii) (v)	7,639	133	32,730	0.70	N/A	N/A
Waterloo (iv)	USA	Historical	33,758	93	100,937	N/A	N/A	N/A
TOTAL		Historical	44,102	104	148,217

Notes:

Mineral resources are in addition to reserves.  Mineral reserves and resources are as defined by the Canandian Institute of Mining Definition Standards on Mineral Resources and Mineral Reserves.

Mineral resources do not have demonstrated economic viability.

This table illustrates Pan American Silver Corp’s share of mineral reserves and resources. Properties in which Pan American has less than 100% interest are noted next to the property name.

Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the above estimates of mineral reserves.

Prices used to calculate December 31, 2009 ore reserves for all mines were Ag: $13.00/oz, Au: $875/oz, Pb: $1,600/tonne, Cu: $5,000/tonne, Zn: $1,600/tonne.

Prices used for Navidad were Ag: $12.52/oz and Pb: $1,100/tonne.

Prices used for Calcatreu were Ag: $12.50/oz and Au: $650/oz.

(ii)
The historical estimate for Hog Heaven was calculated by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was calculated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the calculation).  Michael Steinmann, P.Geo., Qualified Person (“QP”) for the Company, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic calculation was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven reserves	2,981,690	4.88	0.018
Probable & possible reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible resources	4,500,000	2.41	0.020
Inferred resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP.  These historical estimates should not be relied upon.

(iii)	The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the NI 43-101 category of "indicated resources".

(iv)
The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the NI 43-101 category of "inferred resources."

(v)
The historical estimate for Waterloo was initially calculated by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was calculated using a silver price of $5.00 per ounce (the relevant price at the time of the calculation).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical Evaluation Report and believes the historic calculation was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely correspond to 33,758,000 tonnes in the NI 43-101 category of "indicated resource."  However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

Mineral resource and reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of Michael Steinmann, P. Geo., Executive Vice-President Geology & Exploration and Martin G. Wafforn, P. Eng., Vice-President Technical Services as Qualified Persons as that term is defined in NI 43-101. Navidad resource estimates were prepared by Snowden under the supervision of Pamela De Mark, P. Geo., Sr. Consultant Snowden Mining Industry Consultants, John J. Chulick, P. Geo., Dean K. Williams, Licensed Professional Geologist, Damian Spring, Mining Engineer, and John. A. Wells, Independent Metallurgical Consultant. Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE ABILITY OF THE COMPANY TO SUCCESSFULLY INTEGRATE AQUILINE RESOURCES INC. AND THE EFFECT OF THE ACQUISITION ON THE COMPANY; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS, AS REFLECTED IN FEASIBILITY STUDIES OR OTHER REPORTS PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE

CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES
THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (‘‘NI 43-101’’) AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS PRESS RELEASE USES THE TERMS ‘‘MEASURED RESOURCES’’, ‘‘INDICATED RESOURCES’’ AND ‘‘INFERRED RESOURCES’’. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ‘‘RESERVE’’ UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A “MEASURED RESOURCE” OR “INDICATED RESOURCE” WILL EVER BE CONVERTED INTO A “RESERVE”. U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT “INFERRED RESOURCES” HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF “INFERRED RESOURCES” EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATED “INFERRED RESOURCES” MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES. DISCLOSURE OF “CONTAINED OUNCES” IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE “RESERVES” BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF “RESERVES” ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS “RESERVES” UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

Management’s Responsibility for Financial Reporting

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

"signed"	"signed"
Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer

March 22, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	March 23, 2010	By:	/s/ Robert Pirooz
			Name: Title:	Robert Pirooz General Counsel, Secretary and Director